United states
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6‑K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

LG Display Co., Ltd.
(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui‑daero, Yeongdeungpo‑gu, Seoul 07336, Republic of Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F.

Form 20‑F X Form 40‑F ____

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ____

Note: Regulation S‑T Rule 101(b)(1) only permits the submission in paper of a Form 6‑K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ____

Note: Regulation S‑T Rule 101(b)(7) only permits the submission in paper of a Form 6‑K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6‑K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Submission of Audit Report

1.	Name of external auditor: Samil PricewaterhouseCoopers Accounting Corporation (PwC)

2.	Date of receiving external audit report: February 27, 2026

3.	Auditor’s opinion

	FY 2025	FY 2024
Audit Report on Consolidated Financial Statements	Unqualified	Unqualified

4.	Financial Highlights of Consolidated Financial Statements

Items	FY2025	FY 2024
Total Assets	26,916,700,019,086	32,859,565,603,472
Total Liabilities	19,077,461,849,159	24,786,759,041,251
Total Shareholders’ Equity	7,839,238,169,927	8,072,806,562,221
Capital Stock	2,500,000,000,000	2,500,000,000,000
Revenues	25,810,081,897,948	26,615,346,868,922
Operating Income	516,977,188,860	-560,596,289,460
Ordinary Income	501,688,886,933	-2,191,539,696,036
Net Income	303,807,058,455	-2,409,299,854,829
Total Shareholders’ Equity / Capital Stock	314%	323%

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(With Independent Auditor’s Report Thereon)

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

LG Display Co., Ltd.

Opinion

We have audited the consolidated financial statements of LG Display Co., Ltd. and its subsidiaries (collectively referred to as the "Group"), which comprise the consolidated statements of financial position as at December 31, 2025 and 2024, and the consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2025 and 2024, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

We also have audited, in accordance with Korean Standards on Auditing, the Group's Internal Control over Financial Reporting for consolidation purposes as of December 31, 2025, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting, and our report dated February 27, 2026 expressed an unqualified opinion.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key audit matter is the matter that, in our professional judgment, was of most significance in our audit of the consolidated financial statements of the current period. This matter was addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

Impairment test of the cash generating unit to which goodwill has been allocated

Reasons why the matter was determined to be a key audit matter

As described in Note 10, the carrying amount of goodwill recognized at the end of the reporting period amounted to ~~W~~28,307 million, all of which has been allocated to the Display cash generating unit (CGU). The Group performed an impairment test of the Display CGU in accordance with Korean IFRS 1036 Impairment of Assets.

We determined the impairment test of the CGU to which goodwill has been allocated to be a Key Audit Matter considering that significant judgment by management is involved in estimates including projected cash flows and discount rates used in the Group's impairment test.

How our audit addressed the Key Audit Matter

We have performed the following audit procedures to address the Key Audit Matter.

•
Understanding and evaluating the accounting policies and internal controls of the Group related to goodwill impairment testing
•
Testing the design and operating effectiveness of internal controls related to impairment testing, including management’s review and approval of the estimated business plan and significant assumptions used in the valuation model
•
Evaluating the completeness and accuracy of the underlying data used in the discounted cash flow model
•
Verifying whether future cash flow estimates are consistent with business plans approved by management
•
Evaluating the appropriateness of significant assumptions used in the valuation model, including discount rates and growth rates, by comparing them with external industry benchmarks and the Group's historical financial information
•
Evaluating the reasonableness of management's business plan estimates by comparing business plans established for the CGU in prior periods with actual performance for the current period
•
Performing sensitivity analysis to assess the extent to which changes in significant assumptions applied in the valuation model could result in an impairment loss
•
Evaluating the appropriateness of the discounted cash flow model, the reasonableness of management’s significant assumptions relating to the discount rate, the reliability of underlying data and the mathematical accuracy of management’s calculation of the estimates by utilizing the auditor’s valuation experts with professional skills and knowledge

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Sang-Woo Nam, Certified Public Accountant.

Seoul, Korea

February 27, 2026

This report is effective as of February 27, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Financial Position
As of December 31, 2025 and 2024

(In millions of won)	Note		December 31, 2025	December 31, 2024

Assets
Cash and cash equivalents	4, 26	~~W~~	1,572,058	2,021,640
Deposits in banks	4, 26		600	600
Trade accounts and notes receivable, net	5, 15, 26, 29		2,359,184	3,624,477
Other accounts receivable, net	5, 26		180,413	250,029
Other current financial assets	6, 26		89,525	328,621
Inventories, net	7		2,545,666	2,671,242
Prepaid income tax			38,558	12,774
Assets held for sale	1		-	983,317
Other current assets			196,073	230,337
Total current assets			6,982,077	10,123,037
Deposits in banks	4, 26		11	11
Investments in equity accounted investees	8		36,506	33,177
Other non-current financial assets	6, 26		202,051	232,652
Property, plant and equipment, net	9, 18		14,470,776	17,202,873
Intangible assets, net	10, 18		1,478,035	1,558,407
Investment property	11, 18		18,031	27,911
Deferred tax assets, net	24		3,510,156	3,504,177
Defined benefit assets, net	13		198,535	160,752
Other non-current assets			20,522	16,569
Total non-current assets			19,934,623	22,736,529
Total assets		~~W~~	26,916,700	32,859,566
Liabilities
Trade accounts and notes payable	26, 29	~~W~~	3,307,687	4,156,149
Current financial liabilities	12, 26, 27, 28, 29		3,798,394	6,527,450
Other accounts payable	26		1,461,014	1,720,670
Accrued expenses			782,552	634,473
Income tax payable, net			39,219	65,366
Provisions	14		86,290	105,251
Advances received			35,981	904,628
Liabilities held for sale	1		-	1,656,841
Other current liabilities			85,334	88,256
Total current liabilities			9,596,471	15,859,084
Non-current financial liabilities	12, 26, 27, 28, 29		8,934,975	8,091,407
Non-current provisions	14		55,345	60,908
Defined benefit liabilities, net	13		1,109	1,093
Long-term advances received			-	220,500
Other non-current liabilities	26		489,562	553,767
Total non-current liabilities			9,480,991	8,927,675
Total liabilities		~~W~~	19,077,462	24,786,759
Equity
Share capital	16	~~W~~	2,500,000	2,500,000
Share premium	16		2,740,811	2,773,587
Retained earnings(Accumulated deficit)			281,912	(18,512)
Reserves	16		1,081,401	995,823
Accumulated other comprehensive income held for sale	1		-	291,363
Equity attributable to owners of the Parent			6,604,124	6,542,261
Non-controlling interests			1,235,114	1,530,546
Total equity			7,839,238	8,072,807
Total liabilities and equity		~~W~~	26,916,700	32,859,566

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2025 and 2024

(In millions of won, except earnings (loss) per share amounts)
	Note		2025	2024
Revenue	17, 18, 29	~~W~~	25,810,082	26,615,347
Cost of sales	7, 19, 29		(22,433,623)	(24,039,928)
Gross profit			3,376,459	2,575,419
Selling expenses	19, 20		(480,814)	(584,692)
Administrative expenses	19, 20		(967,882)	(1,103,617)
Research and development expenses	19		(1,410,786)	(1,447,706)
Operating profit (loss)			516,977	(560,596)
Finance income	22		578,446	883,094
Finance costs	22		(1,152,916)	(1,821,912)
Other non-operating income	21		2,596,150	2,100,443
Other non-operating expenses	21		(2,039,451)	(2,797,981)
Equity in income of equity accounted investees, net			2,483	5,412
Profit (loss) before income tax			501,689	(2,191,540)
Income tax expense	23		(197,882)	(217,760)
Profit (loss) for the year			303,807	(2,409,300)
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13, 23		74,112	(131,835)
Other comprehensive income (loss) from associates	8		-	(85)
			74,112	(131,920)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	16, 23		(184,430)	926,637
Other comprehensive income (loss) from associates	8, 16		2,272	3,320
			(182,158)	929,957
Other comprehensive income (loss) for the year, net of income tax			(108,046)	798,037
Total comprehensive income (loss) for the year		~~W~~	195,761	(1,611,263)
Profit (loss) attributable to:
Owners of the Parent			226,312	(2,562,606)
Non-controlling interests			77,495	153,306
Profit (loss) for the year		~~W~~	303,807	(2,409,300)
Total comprehensive income (loss) attributable to:
Owners of the Parent			94,639	(1,923,316)
Non-controlling interests			101,122	312,053
Total comprehensive income (loss) for the year		~~W~~	195,761	(1,611,263)
Earnings (loss) per share (in won)
Basic earnings (loss) per share	25	~~W~~	453	(5,438)
Diluted earnings (loss) per share	25	~~W~~	453	(5,438)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Changes in Equity
For the years ended December 31, 2025 and 2024
				Attributable to owners of the Parent Company
		Share capital	Share premium	Retained earnings (Accumulated deficit)	Reserves	Other comprehensive income classified as held for sale		Non-controlling interests	Total equity
(In millions of won)							Sub-total
Balances at January 1, 2024	~~W~~	1,789,079	2,251,113	2,676,014	515,976	-	7,232,182	1,538,362	8,770,544
Total comprehensive income (loss) for the year
Profit (loss) for the year		-	-	(2,562,606)	-	-	(2,562,606)	153,306	(2,409,300)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities		-	-	(131,835)	-	-	(131,835)	-	(131,835)
Classified as held for sale		-	-	-	(215,788)	215,788	-	-	-
Foreign currency translation differences for foreign operations		-	-	-	692,315	75,575	767,890	158,747	926,637
Other comprehensive income (loss) from associates		-	-	(85)	3,320	-	3,235	-	3,235
Total other comprehensive income (loss)		-	-	(131,920)	479,847	291,363	639,290	158,747	798,037
Total comprehensive income (loss) for the year	~~W~~	-	-	(2,694,526)	479,847	291,363	(1,923,316)	312,053	(1,611,263)
Transaction with owners, recognized directly in equity
Capital increase (Note 16)		710,921	569,893	-	-	-	1,280,814	-	1,280,814
Acquisition of non-controlling shareholders' interests in subsidiaries		-	(47,419)	-	-	-	(47,419)	(183,850)	(231,269)
Dividends to non-controlling shareholders in subsidiaries		-	-	-	-	-	-	(136,019)	(136,019)
Total transaction with owners, recognized directly in equity		710,921	522,474	-	-	-	1,233,395	(319,869)	913,526
Balances at December 31, 2024	~~W~~	2,500,000	2,773,587	(18,512)	995,823	291,363	6,542,261	1,530,546	8,072,807
Balances at January 1, 2025	~~W~~	2,500,000	2,773,587	(18,512)	995,823	291,363	6,542,261	1,530,546	8,072,807
Total comprehensive income (loss) for the year
Profit for the year		-	-	226,312	-	-	226,312	77,495	303,807
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities		-	-	74,112	-	-	74,112	-	74,112
Foreign currency translation differences for foreign operations		-	-	-	83,306	(291,363)	(208,057)	23,627	(184,430)
Other comprehensive income from associates		-	-	-	2,272	-	2,272	-	2,272
Total other comprehensive income (loss)		-	-	74,112	85,578	(291,363)	(131,673)	23,627	(108,046)
Total comprehensive income (loss) for the year	~~W~~	-	-	300,424	85,578	(291,363)	94,639	101,122	195,761
Transaction with owners, recognized directly in equity
Change in scope of consolidation		-	(32,776)	-	-	-	(32,776)	(396,554)	(429,330)
Balances at December 31, 2025	~~W~~	2,500,000	2,740,811	281,912	1,081,401	-	6,604,124	1,235,114	7,839,238

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended December 31, 2025 and 2024

(In millions of won)
	Note		2025	2024

Cash flows from (used in) operating activities:
Cash generated from operations	28	~~W~~	3,169,950	3,373,456
Income taxes paid			(161,462)	(139,782)
Interest received			54,915	93,945
Interest paid			(711,320)	(915,858)
Cash flows from operating activities			2,352,083	2,411,761
Cash flows from (used in) investing activities:
Dividends received			1,930	200
Increase in deposits in banks			(1,700)	(1,700)
Proceeds from withdrawal of deposits in banks			1,700	921,995
Acquisition of financial assets at fair value through profit or loss			(1,422)	(5,470)
Proceeds from disposal of financial assets at fair value through profit or loss			4,275	5,301
Proceeds from disposal of investments in equity accounted investees			-	17,609
Proceeds from disposal of assets held for sale			813,311	-
Acquisition of property, plant and equipment			(1,347,937)	(2,129,735)
Proceeds from disposal of property, plant and equipment			122,850	248,460
Acquisition of intangible assets			(759,146)	(786,819)
Proceeds from disposal of intangible assets			1,918	6,257
Proceeds from insurance payout			-	49,995
Government grants received			1,041	2,307
Proceeds from settlement of derivatives			157,984	274,173
Decrease in short-term loans			21,558	19,697
Increase in deposits			(4,405)	(2,036)
Decrease in deposits			7,682	2,124
Proceeds from disposal of greenhouse gas emission permits			1,742	14,394
Cash flows used in investing activities			(978,619)	(1,363,248)
Cash flows from (used in) financing activities:	28
Proceeds from short-term borrowings			4,385,305	5,219,941
Repayments of short-term borrowings			(4,502,811)	(6,285,819)
Repayments of current portion of bonds			(612,000)	(370,000)
Proceeds from long-term borrowings			4,919,708	2,912,552
Repayments of long-term borrowings			(245,735)	-
Repayments of current portion of long-term borrowings			(5,808,062)	(3,638,904)
Payments of lease liabilities			(52,902)	(71,008)
Repayments of security deposits received			(40,500)	-
Capital increase			-	1,292,455
Transaction cost from capital increase			-	(11,641)
Acquisition of non-controlling shareholders' interests in subsidiaries			-	(245,362)
Dividends to non-controlling shareholders in subsidiaries			(6,390)	(136,519)
Cash flows used in financing activities			(1,963,387)	(1,334,305)
Net decrease in cash and cash equivalents			(589,923)	(285,792)
Cash and cash equivalents included in assets held for sale at January 1			158,415	-
Cash and cash equivalents at January 1			2,021,640	2,257,522
Effect of exchange rate fluctuations on cash held			(18,074)	208,325
Cash and cash equivalents included in assets held for sale at December 31			-	(158,415)
Cash and cash equivalents at December 31		~~W~~	1,572,058	2,021,640

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

1.
Reporting Entity

(a)
Description of the Parent Company

LG Display Co., Ltd. (the "Parent Company") was incorporated in February 1985 and the Parent Company has been a public corporation listed on the Korea Exchange since 2004. The main business of the Parent Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2025, the Group operates Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Parent Company is domiciled in the Republic of Korea with its address at 128 Yeoui-daero, Yeongdeungpo-gu, Seoul. As of December 31, 2025, LG Electronics Inc., a major shareholder of the Parent Company, owns 36.72% (183,593,206 shares) of the Parent Company’s common stock.

As of December 31, 2025, 500,000,000 shares of the Parent Company's common stock are listed on the Korea Exchange under the identifying code 034220, and 35,191,892 American Depositary Shares ("ADSs"; 2 ADSs represent one share of common stock) are listed on the New York Stock Exchange under the symbol "LPL".

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

1.
Reporting Entity, Continued

(b)
Consolidated Subsidiaries as of December 31, 2025

Subsidiaries	Location	Percentage of ownership(%)	Closing month	Date of incorporation	Business
LG Display America, Inc.	San Jose, U.S.A.	100	December	September 24, 1999	Sales of display products
LG Display Germany GmbH	Eschborn, Germany	100	December	October 15, 1999	Sales of display products
LG Display Japan Co., Ltd.	Tokyo, Japan	100	December	October 12, 1999	Sales of display products
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100	December	April 12, 1999	Sales of display products
LG Display Nanjing Co., Ltd.	Nanjing, China	100	December	July 15, 2002	Production of display products
LG Display Shanghai Co., Ltd.	Shanghai, China	100	December	January 16, 2003	Sales of display products
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100	December	July 27, 2007	Sales of display products
LG Display Singapore Pte. Ltd.	Singapore	100	December	November 4, 2008	Sales of display products
L&T Display Technology (Fujian) Limited	Fujian, China	51	December	December 7, 2009	Production and sales of LCD module and LCD monitor sets
LG Display Yantai Co., Ltd.	Yantai, China	100	December	March 17, 2010	Production of display products
Nanumnuri Co., Ltd.	Gumi, South Korea	100	December	March 21, 2012	Operation of welfare facilities
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100	December	March 12, 2014	Intellectual property management
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100	December	April 28, 2015	Sales of display products
Global OLED Technology, LLC	Sterling, U.S.A.	100	December	December 18, 2009	OLED intellectual property management
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100	December	May 5, 2016	Production and sales of display products
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100	December	July 1, 2016	Production and sales of LCD module and LCD monitor sets
LG DISPLAY FUND I LLC(*1)	Wilmington, U.S.A.	100	December	May 1, 2018	Investment in venture business and technologies
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70	December	July 11, 2018	Production and sales of display products

(*1) For the year ended December 31, 2025, the Parent Company contributed ~~W~~2,831 million in cash for the capital increase and recovery ~~W~~2,018 million of LG DISPLAY FUND I LLC. There was no change in the Parent Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

1.
Reporting Entity, Continued

(c)
Change in scope of Consolidation

For the year ended December 31, 2024, management of the Group decided to sell 80% of its stake in LG Display (China) Co., Ltd. and 100% of its stake in LG Display Guangzhou Co., Ltd. to TCL CSOT. The contract was signed on September 26, 2024, and the transaction was completed on April 1, 2025.

Subsidiaries	Location	Percentage of ownership(%)	Reason
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100	Disposal
LG Display (China) Co., Ltd.	Guangzhou, China	80	Disposal

(d)
Summary of financial information (before the elimination of intercompany transactions) of subsidiaries as of and for the years ended December 31, 2025 and 2024 is as follows

(In millions of won)		December 31, 2025			2025
Subsidiaries		Total assets	Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,487,248	1,411,341	75,907	15,776,135	11,342
LG Display Germany GmbH		350,748	308,714	42,034	1,328,245	2,645
LG Display Japan Co., Ltd.		191,870	176,420	15,450	806,899	1,160
LG Display Taiwan Co., Ltd.		537,470	506,842	30,628	2,206,716	5,050
LG Display Nanjing Co., Ltd.		3,831,510	2,853,780	977,730	1,690,130	21,160
LG Display Shanghai Co., Ltd.		135,277	111,022	24,255	673,288	(2,669)
LG Display Shenzhen Co., Ltd.		37,974	30,370	7,604	215,839	(9,116)
LG Display Singapore Pte. Ltd.		2,466,916	2,452,730	14,186	1,588,784	(999)
L&T Display Technology (Fujian) Limited		302,144	190,668	111,476	796,514	6,464
LG Display Yantai Co., Ltd.		541,269	101,894	439,375	256,961	5,795
Nanumnuri Co., Ltd.		6,015	4,075	1,940	28,373	69
Unified Innovative Technology, LLC		546	1	545	-	(115)
LG Display Guangzhou Trading Co., Ltd.		3,577,488	3,483,152	94,336	385,484	4,897
Global OLED Technology, LLC		30,865	3,157	27,708	2,516	(1,003)
LG Display Vietnam Haiphong Co., Ltd.		5,630,201	3,611,689	2,018,512	3,795,193	298,757
Suzhou Lehui Display Co., Ltd.		208,225	50,538	157,687	306,693	3,958
LG DISPLAY FUND I LLC		98,043	4	98,039	-	2,298
LG Display High-Tech (China) Co., Ltd.		7,575,519	3,635,926	3,939,593	2,422,181	236,175
Total	~~W~~	27,009,328	18,932,323	8,077,005	32,279,951	585,868

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

1. Reporting Entity, Continued

(In millions of won)		December 31, 2024			2024
Subsidiaries		Total assets	Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	2,433,349	2,367,143	66,206	15,218,449	12,662
LG Display Germany GmbH		571,085	535,427	35,658	1,514,282	3,555
LG Display Japan Co., Ltd.		215,670	201,213	14,457	1,045,036	2,420
LG Display Taiwan Co., Ltd.		807,931	780,043	27,888	2,569,859	2,819
LG Display Nanjing Co., Ltd.		3,188,176	2,249,586	938,590	1,841,645	103,023
LG Display Shanghai Co., Ltd.		192,973	166,757	26,216	890,982	4,286
LG Display Guangzhou Co., Ltd.(*)		2,603,086	1,984,854	618,232	2,306,421	44,772
LG Display Shenzhen Co., Ltd.		117,986	101,622	16,364	589,537	2,818
LG Display Singapore Pte. Ltd.		3,570,065	3,554,525	15,540	1,442,304	(6,018)
L&T Display Technology (Fujian) Limited		345,309	242,376	102,933	851,228	18,251
LG Display Yantai Co., Ltd.		601,808	177,391	424,417	302,923	26,941
Nanumnuri Co., Ltd.		5,556	3,685	1,871	25,502	320
LG Display (China) Co., Ltd.(*)		2,237,053	276,308	1,960,745	1,477,381	46,621
Unified Innovative Technology, LLC		698	20	678	-	(523)
LG Display Guangzhou Trading Co., Ltd.		3,594,526	3,462,995	131,531	400,592	39,474
Global OLED Technology, LLC		32,998	3,512	29,486	1,312	(11,966)
LG Display Vietnam Haiphong Co., Ltd.		6,192,641	4,434,492	1,758,149	3,931,808	250,503
Suzhou Lehui Display Co., Ltd.		307,178	109,776	197,402	393,161	8,837
LG DISPLAY FUND I LLC		97,596	30	97,566	-	(3,164)
LG Display High-Tech (China) Co., Ltd.		7,630,921	4,000,109	3,630,812	2,482,999	432,402
Total	~~W~~	34,746,605	24,651,864	10,094,741	37,285,421	978,033

(*) For the year ended December 31, 2024, the contract to sell 80% of its stake in LG Display (China) Co., Ltd. and 100% of its stake in LG Display Guangzhou Co., Ltd. was signed. As a result, the assets and liabilities held by LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd. are presented as assets and liabilities held for sale.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

1. Reporting Entity, Continued

(e) Information of subsidiaries (before elimination of intercompany transactions) which have material non-controlling interests as of and for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		LG Display High-Tech(China) Co., Ltd.
		2025	2024
Percentage of ownership in non-controlling interests(%)		30	30
Current assets	~~W~~	6,157,564	5,666,246
Non-current assets		1,417,955	1,964,675
Current liabilities		1,114,830	2,193,788
Non-current liabilities		2,521,096	1,806,321
Net assets		3,939,593	3,630,812
Book value of non-controlling interests		1,180,491	1,087,857
Revenue	~~W~~	2,422,181	2,482,999
Profit for the year		236,175	432,402
Profit attributable to non-controlling interests		70,853	129,721
Cash flows from operating activities	~~W~~	786,058	1,252,886
Cash flows used in investing activities		(514,457)	(1,290,367)
Cash flows used in financing activities		(180,756)	(213,400)
Effect of exchange rate fluctuations on cash and cash equivalents		4,682	19,378
Net increase(decrease) in cash and cash equivalents		95,527	(231,503)
Cash and cash equivalents at January 1		82,572	314,075
Cash and cash equivalents at December 31		178,099	82,572

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

2.
Basis of Presenting Financial Statements

(a)
Application of accounting standards

In accordance with the Act on External Audits of Stock Companies, Etc., these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 27, 2026, which will be submitted for approval to the shareholders’ meeting to be held on March 19, 2026.

(b)
Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

▪
derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and
▪
net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)
Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency"). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(d)
Estimates and Judgments

As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

Estimates and assumptions are continuously evaluated, taking into account future events that are reasonably predictable in light of past experiences and current situations. Changes in accounting estimates are recognized during the period which the estimates have been changed and the future periods to be affected.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

2.
Basis of Presenting Financial Statements, Continued

(d)
Estimates and Judgments, Continued

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgment and assumptions of certain items are included in relevant notes.

(i)
Impairment of non-financial assets

The recoverable amount of a non-financial assets is determined as the greater of its value in use and its fair value less costs to sell.

(ii)
Income Tax

The Group’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group estimates the income tax effects expected to be incurred in the future as a result of its operating activities up to the end of the reporting period, and recognizes them as current and deferred income taxes. However, the actual future income tax burden may not match the recognized related assets and liabilities, and such differences may affect the current and deferred income tax assets and liabilities at the time the expected income tax effects are realized.

In addition, deferred tax assets are recognized to the extent that it is probable that taxable income will be generated during the periods when temporary differences, unused tax losses, and tax credits are realized. Significant judgments are made to determine the book value of deferred tax assets that can be recognized based on the timing and level of future taxable income.

(iii)
Net defined benefit liabilities (defined benefit assets)

The present value of defined benefit obligations can vary depending on various factors determined by actuarial methods. The assumptions applied to determine the net cost (profit) of retirement benefits include the discount rate, which represents the interest rate that should be applied to determine the present value of the estimated future cash outflows expected to occur upon the settlement of defined benefit obligations. The discount rate is determined based on market yields of high-quality corporate bonds denominated in the currency in which the benefits are to be paid, taking into account the duration and maturity profile of the related pension obligations. Other key assumptions related to defined benefit obligations are based on current market conditions.

During the reporting period, the Group changed the discount rate calculation method among the actuarial assumptions for the projected unit credit method to more reasonably determine the defined benefit obligation. (see Note 13)

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3.
Material Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Consolidation

(i)
Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control is acquired until the date on which control is lost.

(ii)
Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Profit or loss and other comprehensive income (loss) of subsidiaries are attributed to owners of the Parent Company and non-controlling interests.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iii)
Loss of Control

If the Parent Company loses control of subsidiaries, the Parent Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Parent Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(a) Consolidation, Continued

(iv)
Associates and joint ventures

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the parties have joint control, whereby the parties have rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group's share of the profits or losses and changes in the Group's proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or a joint venture uses accounting policies different from those of the Parent Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

(v)
Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(b) Foreign Currency Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the end of each reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income (loss).

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy are translated to the Group’s functional currency at the exchange rates at the end of each reporting period. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions and foreign currency differences are recognized in other comprehensive income (loss). Relevant proportionate shares of foreign currency differences are allocated to the controlling interests and non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at closing rate.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(c) Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(d) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(e) Financial Instruments

(i) Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i) Financial assets

On initial recognition, a financial asset is classified as measured at: financial assets at amortized cost; financial assets at FVOCI; financial assets at FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

-
it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
-
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

-
it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
-
the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

ii) Financial assets: business model

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

-
the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);
-
how the performance of the portfolio is evaluated and reported to the Group’s management;
-
the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and
-
the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

iii) Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

-
contingent events that would change the amount or timing of cash flows:
-
terms that may adjust the contractual coupon rate, including variable-rate features;
-
prepayment and extension features; and
-
terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv) Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire or when it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership are transferred. In addition, if the Group neither transfers nor retains substantially all the risks and rewards of ownership of a transferred asset, it derecognizes the asset when it does not retain control of the asset.

If the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset.

(ii) Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading and designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2025, non-derivative financial liabilities consist of borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

(iii) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i) Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

(iv) Financial guarantee agreement

A financial guarantee agreement is a contract in which a certain amount of money must be paid to compensate for the loss incurred by the holder due to the failure of a particular debtor to pay on the due date in accordance with the terms of the original contract or the changed terms of the debt product. Financial guarantee contracts are measured at fair value at the time of initial recognition, and after initial recognition, they are measured by the higher of the following and displayed as 'Financial Liabilities' in the consolidated statement of financial position.

- The amount determined in accordance with the expected credit loss model

- The amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with Korean IFRS 1115 Revenue from Contracts with Customers

(f) Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(f) Property, Plant and Equipment, Continued

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Land is not depreciated and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset's future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero.

Typical estimated useful lives of the assets are as follows:

Typical estimated useful lives (years)
Buildings and structures	20~40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*) The Group depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

(g) Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the borrowings are directly attributable to the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(h) Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as other non-operating income of the period in which it becomes receivable.

(i) Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is not amortized and is measured at cost less accumulated impairment losses.

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Group can demonstrate all of the following:

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(i) Intangible Assets, Continued

-
the technical feasibility of completing the intangible asset so that it will be available for use or sale,
-
its intention to complete the intangible asset and use or sell it,
-
its ability to use or sell the intangible asset,
-
how the intangible asset will generate probable future economic benefits (among other things, the Group can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),
-
the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and
-
its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures on development activities are capitalized.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others. The Group currently has a number of patent license agreements related to product production. When the amount of payments is determined, it is recognized as intangible assets as intellectual property rights and other account payables, respectively, and the intangible assets are amortized on a straight-line basis over the patent license period.

(iv) Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(i) Intangible Assets, Continued

Typical estimated useful lives of the intangible assets are as follows:

Typical estimated useful lives (years)
Intellectual property rights	5, 10, (*1)
Software	4, (*1)
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1) Patent royalty (included in intellectual property rights) and software license are amortized over the useful lives considering the contract period.

(*2) Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets with indefinite useful lives are reviewed at each financial year-end to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(j) Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment properties are initially measured at cost, including transaction costs incurred at the time of acquisition, and subsequently, measured at cost less accumulated depreciation and accumulated impairment loss.

Subsequent expenditure on an item of investment property is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. All other subsequent expenditures are expensed in the period in which it is incurred.

Among investment properties, land is not depreciated, and investment properties except land are depreciated on a straight-line basis by applying 20 years of the building according to the economic depreciation period. Depreciation methods, useful lives and residual values of investment properties are reviewed at each reporting period-end and if appropriate, the changes are accounted for as changes in accounting estimates.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(k) Impairment

(i) Financial assets

Financial instruments and contract assets

The Group recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Group recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

-
debt instruments that are determined to have low credit risk at the reporting date; and
-
other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Group’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(k) Impairment, Continued

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

Credit-impaired financial assets

At each reporting period-end, the Group assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

-
significant financial difficulty of the issuer or the borrower;
-
the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;
-
it is probable that the borrower will enter bankruptcy or other financial reorganization; or
-
the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the consolidated statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the consolidated statement of financial position.

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Group assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Group expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(k) Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash‑generating unit to which the asset belongs. The cash‑generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In identifying whether cash inflows from an asset or group of assets are largely independent of the cash inflows from other assets or groups of assets, the Group considers various factors including how management monitors the entity’s operations or how management makes decisions about continuing or disposing of the entity’s assets and operations. Parent Company’s cash-generating units consist of Display CGU, Display (Large OLED) CGU and Display (AD PO) CGU. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm's length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(l) Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i) As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Group accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Group recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

- fixed payments, including in-substance fixed payments;

- variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

- amounts expected to be payable under a residual value guarantee; and

- the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(l) Leases, Continued

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured, the Group recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the consolidated statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii) As a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

At the commencement date, the Group recognizes assets held under a finance lease in its consolidated statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(m) Provisions

A provision is recognized as a result of a past event, if the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for a warranty period from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(n) Non-current Assets (liabilities) Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily from sale rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) is available for immediate sale in its present condition and its sale is highly probable. The assets (or disposal groups) that are classified as non-current assets (liabilities) held for sale are measured at the lower of their carrying amount and fair value less costs to sell on initial classification. The Group recognizes an impairment loss for any subsequent decrease in fair value of the asset (or disposal group) for which an impairment loss was recognized on initial classification as held-for-sale and a gain for any subsequent increase in fair value in profit or losses, up to the cumulative impairment loss previously recognized.

The Group does not depreciate a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(o) Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan, and the Group recognizes a net defined benefit liability by deducting the fair value of plan assets from the present value of the defined benefit obligation as of the reporting date.

The calculation is performed annually by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is measured by discounting the estimated future benefit payments using market yields on high-quality corporate bonds denominated in the currency in which the benefits are to be paid, taking into account the timing and maturity profile of the expected benefit payments. The Group recognizes remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions related to the defined benefit plans in other comprehensive income and transfers immediately to retained earnings.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) includes the following components: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect of the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(o) Employee Benefits, Continued

(v) Termination benefits

The Group recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Group measures the termination benefit with present value of future cash payments.

(p) Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Group recognizes revenue according to the five stage revenue recognition model (①Identifying the contract→② Identifying performance obligations →③ Determining transaction price→④ Allocating the transaction price to performance obligations →⑤ Recognizing revenue for performance obligations).

The Group generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Group’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Group includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Group estimates an amount of variable consideration by using the expected value method with which the Group expects to better predict the amount of consideration. The Group includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Group recognizes a refund liability and an asset for its right to recover products from customers if the Group receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the consolidated statement of comprehensive income (loss).

(q) Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in Note 18 to these consolidated financial statements.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(r) Finance Income and Finance Costs

Finance income includes interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI and changes in fair value of financial instruments at FVTPL. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs include interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial instruments measured at FVTPL and impairment losses recognized on financial assets. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(s) Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of prepaid income tax and income tax payable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii) Deferred tax

Deferred tax is recognized, using the asset and liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(s) Income Tax, Continued

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The Group reviews the carrying amount of deferred tax assets at the end of each reporting period, considering the likelihood of generating taxable income against which temporary differences, unused tax loss carryforwards, and tax credit carryforwards can be utilized. The potential taxable income is estimated based on business plans approved by management, historical experience of taxable income estimates, and tax policies including the transfer pricing of the Group. Additionally, future taxable income includes the anticipated permanent differences, considering the realization effect of temporary differences consistent with the business plan and the dividend policy of the Group. The Group recognizes deferred tax assets to the extent that it is probable that sufficient taxable income will be generated in the future, or there are sufficient taxable temporary differences available to utilize unused tax losses, etc.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(t) Earnings Per Share

The Parent Company presents basic and diluted earnings per share (“EPS”) data for its common shares in the statements of comprehensive income. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Parent Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares such as convertible bonds and others.

(u) Accounting standards and Interpretation issued and adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2025.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(u) Accounting standards and Interpretation issued and adopted by the Group, Continued

(i)
Amendments to Korean IFRS 1021 Effect of Exchange Rate Fluctuations, Amendments to Korean IFRS 1101 First Adoption of International Generally Accepted Accounting Principles Adopted by Korea - Lack of exchangeability

The amendment requires the entity to disclose the relevant information when an entity estimates a spot exchange rate because the exchangeability between two currencies is lacking. The amendments do not have a significant impact on the consolidated financial statements.

(v) New standards and interpretations not yet adopted by the Group

The following new accounting standards and interpretations have been published that are not mandatory for December 31, 2025 reporting periods and have not been early adopted by the Group.

(i)
Amendments to Korean IFRS 1109 Financial Instruments, Amendments to Korean IFRS 1107 Financial Instruments: Disclosure

Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Group is currently reviewing the impact of the amendment on the consolidated financial statements.

-
Clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system
-
Clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion
-
Add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term
-
Update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI)

(ii)
Annual Improvement to Korean IFRS - Volume 11

Annual Improvements to Korean IFRS - Volume 11 should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

-
Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter
-
Korean IFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance
-
Korean IFRS 1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price
-
Korean IFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’
-
Korean IFRS 1007 Statement of Cash Flows: Cost method

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(v) New standards and interpretations not yet adopted by the Group, Continued

(iii)
Amendments to Korean IFRS 1109 Financial Instruments, Amendments to Korean IFRS 1107 Financial Instruments: Disclosure – nature-dependent electricity contracts

Contracts referencing nature-dependent electricity are defined contracts that expose an entity to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, the weather). The amendments clarify that ‘contracts to buy or sell such electricity’ are assessed for eligibility under the own-use exemption. In addition, the amendments modify hedge accounting requirements by allowing an entity to designate as the hedged item a variable nominal amount of forecast electricity transactions that reflect the nature-dependent variability of electricity and introduce additional disclosure requirements. These amendments are required to be applied for annual reporting periods beginning on or after January 1, 2026 and earlier application is permitted. The amendments do not have a significant impact on the financial statements.

(iv)
Standards to Korean IFRS 1118 Presentation and Disclosure in Financial Statements

Korean IFRS 1118 Presentation and Disclosure in Financial Statements replaces Korean IFRS 1001 Presentation of Financial Statements, and includes new requirements aimed at improving comparability of financial performance among similar entities and providing more relevant information to users of financial statements. The amendments do not affect the recognition or measurement of items in the financial statements, but the impact on presentation and disclosure, including those relating to the statement of comprehensive income and management-defined performance measures, is expected to be extensive.

The amendments should be applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. In accordance with the retrospective application requirements, comparative information for the year ended December 31, 2026, shall be restated under Korean IFRS 1118.

The Group is in the process of determining the impact on the Group of applying Korean IFRS 1118. Adoption of the standard is not expected to have an impact on the Group’s net profit or loss; however, it will require revenues and expenses in the income statements to be classified into new categories, which is expected to have an impact on the calculation and presentation of operating profit (loss).

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

4.
Cash and Cash Equivalents and Deposits in Banks

Details of cash and cash equivalents and deposits in banks as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Current assets
Cash and cash equivalents
Deposits	~~W~~	1,572,058	2,021,640
Deposits in banks
Time deposits	~~W~~	600	600
Non-current assets
Deposits in banks
Deposit for checking account	~~W~~	11	11

5.
Trade Accounts and Notes Receivable, and Other Accounts Receivable

(a)
Details of trade accounts and notes receivable and other accounts receivable as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Trade accounts and notes receivable, net	~~W~~	2,359,184	3,624,477
Other accounts receivable
Non-trade receivables, net	~~W~~	145,426	227,477
Accrued income, net		34,987	22,552
Subtotal		180,413	250,029
Total		2,539,597	3,874,506

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

5.
Trade Accounts and Notes Receivable, and Other Accounts Receivable, Continued

(b) The aging of trade accounts and notes receivable and other accounts receivable as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025
		Original amount		Allowance for doubtful account
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	2,351,767	128,489	(722)	(523)
1-15 days past due		1,385	1,314	-	(1)
16-30 days past due		5,581	10,224	-	(1)
31-60 days past due		1,167	10,768	-	(3)
More than 60 days past due		6	30,422	-	(276)
Total	~~W~~	2,359,906	181,217	(722)	(804)

(In millions of won)		December 31, 2024
		Original amount		Allowance for doubtful account
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	3,609,870	207,928	(1,369)	(464)
1-15 days past due		15,951	37,722	(14)	(2)
16-30 days past due		4	1,915	-	(1)
31-60 days past due		35	350	-	(3)
More than 60 days past due		-	2,592	-	(8)
Total	~~W~~	3,625,860	250,507	(1,383)	(478)

The movement in the allowance for doubtful account in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)		2025		2024
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
At January 1	~~W~~	1,383	478	933	207
(Reversal of) bad debt expense		(661)	326	450	271
At December 31	~~W~~	722	804	1,383	478

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

6.
Other Financial Assets

Details of other financial assets as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025	December 31, 2024
Current assets
Financial assets at fair value through profit or loss
Derivatives (*1)	~~W~~	62,740	186,676
Fair value hedging derivatives
Derivatives (*2)	~~W~~	-	99,116
Financial assets carried at amortized cost
Deposits	~~W~~	8,851	10,429
Short-term loans		13,318	26,098
Subtotal	~~W~~	22,169	36,527
Other financial assets
Lease receivables	~~W~~	4,616	6,302
Total	~~W~~	89,525	328,621
Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	124,316	120,501
Convertible securities		-	1,470
Derivatives (*1)		69,247	69,575
Subtotal	~~W~~	193,563	191,546
Fair value hedging derivatives
Derivatives (*2)	~~W~~	-	19,982
Financial assets carried at amortized cost
Deposits	~~W~~	5,698	6,318
Long-term loans		-	11,045
Subtotal	~~W~~	5,698	17,363
Other financial assets
Lease receivables	~~W~~	2,790	3,761
Total	~~W~~	202,051	232,652

(*1) The derivatives, which are not designated as hedging instruments, arise from cross-currency interest rate swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(*2) The derivatives, which are designated as hedging instruments, arise from forward exchange contracts for the purpose of managing currency risk associated with advances received in foreign currency.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

7.
Inventories

Details of inventories as of December 31, 2025 and 2024 are as follows:

(i) As of December 31, 2025

(In millions of won)
		Cost	Valuation allowance	Carrying amount
Finished goods	~~W~~	802,647	(57,184)	745,463
Work-in-process		1,271,007	(156,597)	1,114,410
Raw materials		528,812	(24,969)	503,843
Supplies		204,905	(22,955)	181,950
Total	~~W~~	2,807,371	(261,705)	2,545,666

(ii) As of December 31, 2024

(In millions of won)
		Cost	Valuation allowance	Carrying amount
Finished goods	~~W~~	995,999	(51,305)	944,694
Work-in-process		1,184,516	(82,655)	1,101,861
Raw materials		477,929	(17,648)	460,281
Supplies		184,869	(20,463)	164,406
Total	~~W~~	2,843,313	(172,071)	2,671,242

For the years ended December 31, 2025 and 2024, the amounts of inventories recognized as expense and (reversal of) loss on valuation of inventories are as follows:

(In millions of won)		2025	2024
Cost of sales	~~W~~	22,433,623	24,039,928
Inventories recognized as expense		22,347,699	24,057,293
(Reversal of) write-downs of inventories included in (deducted from) cost of sales		85,924	(17,365)

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

8.
Investments in equity accounted investees

(a) Details of investments in associates as of December 31, 2025 and 2024 are as follows:

(In millions of won)
				December 31, 2025			December 31, 2024
Associates	Location	Closing	Business	Percentage of ownership		Carrying amount	Percentage of ownership		Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December	Production of glass for display	40%	~~W~~	31,479	40%	~~W~~	29,479
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March	Development and production of tablet for kids	10%		-	10%		-
Cynora GmbH	Bruchsal, Germany	December	Development of organic light emitting materials for displays and lighting devices	10%		-	10%		-
Material Science Co., Ltd. (*)	Hwaseong, South Korea	December	Development, production, and sales of materials for display	9%		5,027	14%		3,698
Total					~~W~~	36,506		~~W~~	33,177

(*) Due to the investee’s issuance of new shares, the Parent Company’s percentage of ownership decreased from 14% to 9%.

Although the Parent Company’s respective share interests in Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Parent Company is able to exercise significant influence through its right to appoint one or more directors to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividend income recognized from associates for the years ended December 31, 2025 and 2024 amounted to ~~W~~1,664 million and ~~W~~200 million, respectively.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

8. Investments in Equity Accounted Investees, Continued

(b) Summarized financial information of the significant associates as of December 31, 2025 and 2024 is as follows:

Paju Electric Glass Co., Ltd.

(In millions of won)
		December 31, 2025	December 31, 2024
Total assets	~~W~~	122,221	123,520
Current assets		110,544	110,055
Non-current assets		11,677	13,465
Total liabilities		42,107	48,088
Current liabilities		41,469	47,418
Non-current liabilities		638	670
Revenue		274,754	277,093
Profit for the year		7,499	10,015
Other comprehensive income		1,342	3,301
Total comprehensive income		8,841	13,316

(c) The reconciliation of the summarized financial information of the significant associates to the carrying amounts of the equity accounted investments as of December 31, 2025 and 2024 is as follows:

(i) As of December 31, 2025

(In millions of won)
Company		Net assets	Ownership interest	Net assets (applying ownership interest)	Intra-group transaction	Carrying amount
Paju Electric Glass Co., Ltd.	~~W~~	80,114	40%	32,046	(567)	31,479

(ii) As of December 31, 2024

(In millions of won)
Company		Net assets	Ownership interest	Net assets (applying ownership interest)	Intra-group transaction	Carrying amount
Paju Electric Glass Co., Ltd.	~~W~~	75,432	40%	30,173	(694)	29,479

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

8. Investments in Equity Accounted Investees, Continued

(d) Carrying amount of other associates, in aggregate, as of December 31, 2025 and 2024 is as follows:

(i) As of December 31, 2025

(In millions of won)
		Book value	Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	5,027	(644)	2,263	1,619

(ii) As of December 31, 2024

(In millions of won)
		Book value	Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	3,698	1,455	1,912	3,367

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

8. Investments in Equity Accounted Investees, Continued

(e) Changes in investments in associates accounted for using the equity method for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
			2025
Company			January 1	Disposals and others	Dividends received	Equity income on investments	Other comprehensive income	Other gain	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	29,479	-	(1,664)	3,127	537	-	31,479
	Others		3,698	(1,853)	-	(644)	2,263	1,563	5,027
Total		~~W~~	33,177	(1,853)	(1,664)	2,483	2,800	1,563	36,506

(In millions of won)
			2024
Company			January 1	Disposals and others	Dividends received	Equity income on investments	Other comprehensive income	Other gain	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	24,200	-	-	3,957	1,322	-	29,479
	Others		60,129	(60,581)	(200)	1,455	1,912	983	3,698
Total		~~W~~	84,329	(60,581)	(200)	5,412	3,234	983	33,177

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

9.
Property, Plant and Equipment

(a) Changes in property, plant and equipment for the years ended December 31, 2025 and 2024 are as follows:

(i) 2025

(In millions of won)
		Land	Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of-use asset	Others (*2)	Total
Acquisition cost as of January 1, 2025	~~W~~	426,342	10,529,816	53,029,839	925,048	3,581,525	225,250	1,570,421	70,288,241
Accumulated depreciation as of January 1, 2025		-	(4,813,622)	(43,403,177)	(793,522)	-	(129,395)	(1,161,523)	(50,301,239)
Accumulated impairment loss as of January 1, 2025		-	(490,962)	(1,950,261)	(14,375)	(291,807)	(6,922)	(29,802)	(2,784,129)
Book value as of January 1, 2025	~~W~~	426,342	5,225,232	7,676,401	117,151	3,289,718	88,933	379,096	17,202,873
Additions		-	-	-	-	1,230,814	59,797	-	1,290,611
Depreciation (*3)		-	(405,985)	(2,820,923)	(68,357)	-	(54,801)	(298,610)	(3,648,676)
Disposals		(12,559)	(38,691)	(79,455)	(230)	-	-	(35,999)	(166,934)
Reversal (Impairment loss) (*4)		-	(1)	(1,696)	23	(151,170)	-	(6,418)	(159,262)
Others (*5)		2,320	78,511	824,638	59,400	(1,278,851)	-	319,314	5,332
Government grants received		-	-	(1,041)	-	-	-	-	(1,041)
Effect of movements in exchange rates		-	(25,102)	(26,561)	(610)	(4,615)	5,819	(1,058)	(52,127)
Book value as of December 31, 2025	~~W~~	416,103	4,833,964	5,571,363	107,377	3,085,896	99,748	356,325	14,470,776
Acquisition cost as of December 31, 2025	~~W~~	416,103	10,241,886	52,909,959	898,593	3,527,370	242,844	1,706,196	69,942,951
Accumulated depreciation as of December 31, 2025	~~W~~	-	(4,917,449)	(45,387,667)	(777,017)	-	(136,546)	(1,317,039)	(52,535,718)
Accumulated impairment loss as of December 31, 2025	~~W~~	-	(490,473)	(1,950,929)	(14,199)	(441,474)	(6,550)	(32,832)	(2,936,457)

(*1) As of December 31, 2025, construction-in-progress mainly relates to construction of manufacturing facilities.

(*2) Others mainly consist of tools and equipment.

(*3) The Group has classified the depreciation as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses. It includes capitalized development costs.

(*4) Impairment losses are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.

(*5) Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

9. Property, Plant and Equipment, Continued

(ii) 2024

(In millions of won)
		Land	Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of-use asset	Others (*2)	Total
Acquisition cost as of January 1, 2024	~~W~~	472,813	10,192,281	52,107,890	942,376	7,571,687	245,149	1,448,688	72,980,884
Accumulated depreciation as of January 1, 2024		-	(4,715,087)	(43,466,025)	(775,953)	-	(119,804)	(1,062,377)	(50,139,246)
Accumulated impairment loss as of January 1, 2024		-	(447,003)	(1,860,182)	(13,285)	(285,626)	(6,099)	(29,111)	(2,641,306)
Book value as of January 1, 2024	~~W~~	472,813	5,030,191	6,781,683	153,138	7,286,061	119,246	357,200	20,200,332
Additions		-	-	-	-	1,499,468	33,865	-	1,533,333
Depreciation (*3)		-	(444,982)	(3,424,197)	(80,195)	-	(68,445)	(305,354)	(4,323,173)
Disposals		(47,344)	(28,598)	(132,473)	(178)	-	-	(52,377)	(260,970)
Impairment loss (*4)		-	(28)	(58,660)	(1,275)	(27,000)	-	(7,249)	(94,212)
Others (*5)		873	948,851	4,186,807	42,191	(5,565,372)	-	385,812	(838)
Government grants received		-	-	(2,307)	-	-	-	-	(2,307)
Effect of movements in exchange rates		-	265,665	350,074	7,520	106,339	23,058	9,741	762,397
Classified as held for sale		-	(545,867)	(24,526)	(4,050)	(9,778)	(18,791)	(8,677)	(611,689)
Book value as of December 31, 2024	~~W~~	426,342	5,225,232	7,676,401	117,151	3,289,718	88,933	379,096	17,202,873
Acquisition cost as of December 31, 2024	~~W~~	426,342	10,529,816	53,029,839	925,048	3,581,525	225,250	1,570,421	70,288,241
Accumulated depreciation as of December 31, 2024	~~W~~	-	(4,813,622)	(43,403,177)	(793,522)	-	(129,395)	(1,161,523)	(50,301,239)
Accumulated impairment loss as of December 31, 2024	~~W~~	-	(490,962)	(1,950,261)	(14,375)	(291,807)	(6,922)	(29,802)	(2,784,129)

(*1) As of December 31, 2024, construction-in-progress mainly relates to construction of manufacturing facilities.

(*2) Others mainly consist of tools and equipment.

(*3) The Group has classified the depreciation as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses. It includes capitalized development costs.

(*4) Impairment losses are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.

(*5) Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

9. Property, Plant and Equipment, Continued

(b) Capitalized borrowing costs and capitalization rate for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Capitalized borrowing costs	~~W~~	13,962	41,826
Capitalization rate		4.57%	5.64%

(c) The Group provides a portion of property, plant and equipment as an operating lease. For the year ended December 31, 2025, rental income from property, plant and equipment is ~~W~~5,028 million (2024: ~~W~~1,755 million).

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

10. Intangible Assets

(a) Changes in intangible assets for the years ended December 31, 2025 and 2024 are as follows:

(i) 2025

(In millions of won)
		Intellectual property rights	Software	Member-ships	Development costs	Construction-in-progress	Technology	Good-will	Total
Acquisition cost as of January 1, 2025	~~W~~	2,275,735	1,482,559	15,562	2,357,041	15,528	12,763	114,191	6,273,379
Accumulated amortization as of January 1, 2025		(1,525,276)	(1,228,377)	-	(1,715,408)	-	(11,738)	-	(4,480,799)
Accumulated impairment loss as of January 1, 2025		(60,627)	(24,192)	-	(64,353)	-	(43)	(84,958)	(234,173)
Book value as of January 1, 2025	~~W~~	689,832	229,990	15,562	577,280	15,528	982	29,233	1,558,407
Additions - internally generated		-	-	-	546,706	-	-	-	546,706
Additions - external purchases		67,785	-	-	-	107,069	-	-	174,854
Amortization (*1)		(167,885)	(129,238)	-	(453,824)	-	(224)	-	(751,171)
Disposals		(326)	-	-	(3,741)	-	-	-	(4,067)
Reversal(Impairment loss) (*2)		(1,106)	286	-	(54,184)	-	-	-	(55,004)
Others (*3)		-	122,267	-	-	(113,582)	2,400	-	11,085
Effect of movements in exchange rates		86	(1,916)	(15)	-	(4)	-	(926)	(2,775)
Book value as of December 31, 2025	~~W~~	588,386	221,389	15,547	612,237	9,011	3,158	28,307	1,478,035
Acquisition cost as of December 31, 2025	~~W~~	2,335,399	1,553,129	15,547	2,622,548	9,011	15,163	113,265	6,664,062
Accumulated amortization as of December 31, 2025	~~W~~	(1,686,428)	(1,308,290)	-	(1,934,470)	-	(11,962)	-	(4,941,150)
Accumulated impairment loss as of December 31, 2025	~~W~~	(60,585)	(23,450)	-	(75,841)	-	(43)	(84,958)	(244,877)

(*1) The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.

(*2) The Group recognized an impairment loss amounting to ~~W~~54,184 million for development projects which are not likely to generate probable future economic benefits.

(*3) Others mainly represent the reclassification of construction-in-progress to intangible assets.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

10. Intangible Assets, Continued

(ii) 2024

(In millions of won)
		Intellectual property rights	Software	Member-ships	Development costs	Construction-in-progress	Technology	Good-will	Total
Acquisition cost as of January 1, 2024	~~W~~	2,189,071	1,403,157	23,463	2,295,468	33,036	12,763	109,115	6,066,073
Accumulated amortization as of January 1, 2024		(1,299,655)	(1,160,702)	-	(1,509,575)	-	(11,574)	-	(3,981,506)
Accumulated impairment loss as of January 1, 2024		(60,637)	(19,001)	(1,541)	(144,432)	-	(43)	(84,958)	(310,612)
Book value as of January 1, 2024	~~W~~	828,779	223,454	21,922	641,461	33,036	1,146	24,157	1,773,955
Additions - internally generated		-	-	-	548,224	-	-	-	548,224
Additions - external purchases		49,818	-	-	-	110,616	-	-	160,434
Amortization (*1)		(188,058)	(122,539)	-	(546,377)	-	(164)	-	(857,138)
Disposals		-	(187)	(6,433)	-	-	-	-	(6,620)
Impairment loss (*2)		(1,931)	(4,517)	-	(66,028)	-	-	-	(72,476)
Others (*3)		-	128,986	-	-	(128,148)	-	-	838
Effect of movements in exchange rates		1,224	5,568	73	-	24	-	5,076	11,965
Classified as held for sale		-	(775)	-	-	-	-	-	(775)
Book value as of December 31, 2024	~~W~~	689,832	229,990	15,562	577,280	15,528	982	29,233	1,558,407
Acquisition cost as of December 31, 2024	~~W~~	2,275,735	1,482,559	15,562	2,357,041	15,528	12,763	114,191	6,273,379
Accumulated amortization as of December 31, 2024	~~W~~	(1,525,276)	(1,228,377)	-	(1,715,408)	-	(11,738)	-	(4,480,799)
Accumulated impairment loss as of December 31, 2024	~~W~~	(60,627)	(24,192)	-	(64,353)	-	(43)	(84,958)	(234,173)

(*1) The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.

(*2) The Group recognized an impairment loss amounting to ~~W~~66,028 million for development projects which are not likely to generate probable future economic benefits.

(*3) Others mainly represent the reclassification of construction-in-progress to intangible assets.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

10.
Intangible Assets, Continued

(b) The book value and remaining amortization period of development costs and intellectual property rights as of December 31, 2025 and 2024 are as follows:

Development costs

(i) As of December 31, 2025

(In millions of won and in years)
Classification	Category		Book Value	Remaining amortization period(*)
Development completed	TV	~~W~~	21,361	0.7
	IT		66,077	0.8
	Mobile and others		253,106	2.4
	Subtotal	~~W~~	340,544
Development in process	TV	~~W~~	21,758	-
	IT		25,502	-
	Mobile and others		224,433	-
	Subtotal	~~W~~	271,693
	Total	~~W~~	612,237

(*) Weighted average of the remaining useful life based on the book value at the end of the reporting period as each product has a different remaining amortization period.

(ii) As of December 31, 2024

(In millions of won and in years)
Classification	Category		Book Value	Remaining amortization period(*)
Development completed	TV	~~W~~	49,705	0.8
	IT		49,615	0.7
	Mobile and others		255,128	2.7
	Subtotal	~~W~~	354,448
Development in process	TV	~~W~~	14,802	-
	IT		37,737	-
	Mobile and others		170,293	-
	Subtotal	~~W~~	222,832
	Total	~~W~~	577,280

(*) Weighted average of the remaining useful life based on the book value at the end of the reporting period as each product has a different remaining amortization period.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

10. Intangible Assets, Continued

Intellectual property rights

(i) As of December 31, 2025

(In millions of won and in years)
Classification	Category		Book Value	Remaining amortization period (*1)
Patent	Direct additions	~~W~~	263,559	6.9
	Licenses agreement (*2)		321,790	4.9
	Subtotal	~~W~~	585,349
Other			3,037	3.6
	Total	~~W~~	588,386

(*1) Weighted average of the remaining useful life based on the book value at the end of the reporting period as each patent has a different remaining amortization period.

(*2) The Group’s rights under contracts with the patent company.

(ii) As of December 31, 2024

(In millions of won and in years)
Classification	Category		Book Value	Remaining amortization period (*1)
Patent	Direct additions	~~W~~	237,364	7.0
	Licenses agreement (*2)		449,617	5.1
	Subtotal	~~W~~	686,981
Other			2,851	3.7
	Total	~~W~~	689,832

(*1) Weighted average of the remaining useful life based on the book value at the end of the reporting period as each patent has a different remaining amortization period.

(*2) The Group’s rights under contracts with the patent company.

(c) The total amount of research and development expenditure recognized as an expense for the year ended December 31, 2025 is ~~W~~1,410,786 million (2024: ~~W~~1,447,706 million).

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

10. Intangible Assets, Continued

(d) Details of impairment test on Good-will

As of December 31, 2025, the entire amount of goodwill has been allocated to the Display cash-generating unit(CGU). Accordingly, the Group performed an impairment test on the Display CGU to which the goodwill has been allocated.

The recoverable amount of CGU is determined based on its value in use. Value in use is calculated using the estimated cash flow based on 5-year business plan approved by management. The estimated revenue and operating expenditures of the Group’s products used in the forecast was determined considering external sources and the Group’s historical experience. Management estimated the future cash flows based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use for Display CGU include revenue and operating expenditures for the forecast period and discount rate. Terminal growth rate and the discount rate used in the estimation of value in use are as follows.

Classification	Pre-tax discount rate(*)	Post-tax discount rate(*)	Terminal growth rate
Display CGU	9.1%	7.2%	1.0%

(*) The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of seven global listed companies in the same industry and the Group. Cost of debt was calculated using the yield rate of non-guaranteed corporate bond considering the Group’s credit rating and debt ratio was determined using the average of the debt ratios of the seven global listed companies in the same industry and the Group. The Group calculates the value in use of the CGU using post-tax cash flows and a post-tax discount rate, and the result is not significantly different from the value in use calculated using pre-tax cash flows and pre-tax discount rate.

As a result of impairment test for Display CGU to which goodwill is allocated, the recoverable amount exceeded its carrying amount by ~~W~~611,764 million. Management has identified that a reasonably possible change in certain key assumption could cause the carrying amount to exceed the recoverable amount. The value in use determined for this CGU is sensitive to the discount rate used in the discounted cash flow model. Specifically, the discount rate would need to increase by 0.89% (holding all the other assumptions constant) for the estimated recoverable amount to be equal to the carrying amount.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

11.
Investment Property

(a) Changes in investment property for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)		2025	2024
Book value as of January 1	~~W~~	27,911	32,995
Transfer		(5,331)	-
Depreciation		(4,558)	(5,084)
Others		9	-
Book value as of December 31	~~W~~	18,031	27,911

(b) For the year ended December 31, 2025, rental revenue from investment property is ~~W~~8,966 million (2024: ~~W~~8,891 million) and rental cost is ~~W~~4,956 million (2024: ~~W~~5,468 million).

12.
Financial Liabilities

(a)
Details of financial liabilities as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Current
Short-term borrowings	~~W~~	810,718	969,595
Current portion of long-term borrowings		2,548,958	4,907,390
Current portion of bonds		398,223	611,882
Derivatives (*)		4,066	3,762
Lease liabilities		36,429	34,821
Total	~~W~~	3,798,394	6,527,450
Non-current
Long-term borrowings	~~W~~	8,781,368	7,535,290
Bonds		124,871	525,957
Derivatives (*)		5,487	7,006
Lease liabilities		23,249	23,154
Total	~~W~~	8,934,975	8,091,407

(*) The derivatives, which are not designated as hedging instruments, arise from cross currency interest rate swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

12.
Financial Liabilities, Continued

(b) Details of short-term borrowings as of December 31, 2025 and 2024 are as follows:

(In millions of won)
Lender	Description	Annual interest rate as of December 31, 2025 (%)		December 31, 2025	December 31, 2024
Standard Chartered Bank Korea Limited and others	Working capital and others	3.60~5.72	~~W~~	810,718	969,595

(c) Details of Korean won denominated long-term borrowings as of December 31, 2025 and 2024 are as follows:

(In millions of won)
Lender	Description	Latest maturity date	Annual interest rate as of December 31, 2025 (%)		December 31, 2025	December 31, 2024
LG Electronics Inc.	Operating capital	-	-	~~W~~	-	1,000,000
Korea Development Bank and others	Facility capital and others	January 2026 ~ March 2030	3.46~5.65		4,000,423	3,668,538
Less: current portion					(1,190,000)	(1,861,000)
Total				~~W~~	2,810,423	2,807,538

(d) Details of foreign currency denominated long-term borrowings as of December 31, 2025 and 2024 are as follows:

(In millions of won, USD and CNY)

Lender	Description	Latest maturity date	Annual interest rate as of December 31, 2025 (%)		December 31, 2025	December 31, 2024
KEB Hana Bank and others	Facility capital and others	January 2026 ~ July 2029	2.03~6.27	~~W~~	7,329,903	7,774,142
Foreign currency equivalent of foreign currency borrowings					USD 2,350	USD 2,528
					CNY 19,332	CNY 20,164
Less: current portion					(1,358,958)	(3,046,390)
Total				~~W~~	5,970,945	4,727,752

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

12.
Financial Liabilities, Continued

(e) Details of bonds issued and outstanding as of December 31, 2025 and 2024 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of December 31, 2025 (%)		December 31, 2025	December 31, 2024
Korean won denominated bonds at amortized cost (*1)
Publicly issued bonds	September 2026 ~ February 2027	2.79~3.66	~~W~~	335,000	655,000
Privately issued bonds	January 2026	7.25		45,000	337,000
Less: discount on bonds				(257)	(705)
Less: current portion				(254,872)	(611,882)
Subtotal			~~W~~	124,871	379,413
Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2026	5.76	~~W~~	143,490	147,000
Foreign currency equivalent of foreign currency denominated bonds				USD 100	USD 100
Less: discount on bonds				(139)	(456)
Less: foreign currency equivalent of discount on bonds of foreign currency denominated bonds				USD (0)	USD (0)
Less: current portion				(143,351)	-
Subtotal			~~W~~	-	146,544
Total			~~W~~	124,871	525,957

(*1) Principal of the Korean won denominated bonds is to be repaid at maturity and interest is paid quarterly.

(*2) Principal of the foreign currency denominated bonds is to be repaid at maturity and interest is paid quarterly.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

13.
Post-employment Benefits

(a) Defined benefit plans

The Parent Company and its certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Parent Company or its certain subsidiaries.

The defined benefit plans expose the Group to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

i) Details of net defined benefit liabilities (defined benefit assets) recognized as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Present value of defined benefit obligations	~~W~~	1,276,310	1,444,252
Fair value of plan assets		(1,473,736)	(1,603,911)
Total	~~W~~	(197,426)	(159,659)
Defined benefit liabilities, net	~~W~~	1,109	1,093
Defined benefit assets, net	~~W~~	(198,535)	(160,752)

ii) Changes in the present value of the defined benefit obligations for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Defined benefit obligations at January 1	~~W~~	1,444,252	1,491,146
Current service cost		146,650	148,868
Interest cost		55,318	67,426
Remeasurements (before tax)		(82,071)	142,422
Benefit payments		(284,794)	(399,549)
Net transfers from (to) related parties		(3,036)	(5,975)
Others		(9)	(86)
Defined benefit obligations at December 31	~~W~~	1,276,310	1,444,252

Weighted average remaining maturity of defined benefit obligations as of December 31, 2025 is 7.62 years (December 31, 2024 : 9.98 years).

iii) Changes in fair value of plan assets for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Fair value of plan assets at January 1	~~W~~	1,603,911	1,897,025
Interest income		60,768	86,280
Remeasurements (before tax)		(894)	(11,781)
Contributions by employer directly to plan assets		98,705	1,499
Benefit payments		(288,754)	(369,112)
Fair value of plan assets at December 31	~~W~~	1,473,736	1,603,911

The Group is considering the amount of recent contributions and the size of plan assets when estimating the contributions expected to be paid in the fiscal year commencing after the end of the reporting period.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

13. Post-employment Benefits, Continued

iv) Details of plan assets as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Time deposits in banks	~~W~~	1,473,736	1,603,911

As of December 31, 2025, the Group maintains the plan assets with Shinhan Bank, KEB Hana Bank and others.

v) Details of expenses related to defined benefit plans recognized in profit or loss for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Current service cost	~~W~~	146,650	148,868
Net interest cost		(5,450)	(18,854)
Total (*)	~~W~~	141,200	130,014

(*) The total cost related to the defined benefit plans includes capitalized amounts of ~~W~~10,885 million (2024: ~~W~~9,885 million).

Details of expenses are recognized in the consolidated statements of comprehensive income (loss) as follows:

(In millions of won)		2025	2024
Cost of sales	~~W~~	94,756	89,052
Selling expenses		6,988	6,201
Administrative expenses		15,624	14,271
Research and development expenses		12,947	10,605
Total (*)	~~W~~	130,315	120,129

(*) The total cost recognized in the consolidated statements of comprehensive income (loss) related to the defined benefit plans excludes capitalized amounts of ~~W~~10,885 million (2024: ~~W~~9,885 million).

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

13. Post-employment Benefits, Continued

vi) Details of remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)		2025	2024
Balance at January 1	~~W~~	(84,833)	47,087
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(5,600)	(21,525)
Demographic assumptions		(12,692)	7,487
Financial assumptions		100,363	(128,384)
Return on plan assets		(894)	(11,781)
Group’s share of associates regarding remeasurements		-	(85)
Subtotal	~~W~~	81,177	(154,288)
Income tax	~~W~~	(7,065)	22,368
Balance at December 31	~~W~~	(10,721)	(84,833)

vii) Details of principal actuarial assumptions as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Expected rate of salary increase	4.0%	4.0%
Discount rate for defined benefit obligations(*)	4.7%	3.9%

(*) For the year ended December 31, 2025, the Group changed the discount rate calculation method among the actuarial assumptions for the projected unit credit method to more reasonably determine the defined benefit obligation. As a result of this change in accounting estimate, the defined benefit obligation decreased by ~~W~~83,842 million, and retained earnings increased by ~~W~~76,545 million.

viii) Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2025:

(In millions of won)		Defined benefit obligations
		1% increase	1% decrease
Discount rate for defined benefit obligations	~~W~~	(88,618)	100,158
Expected rate of salary increase		104,279	(93,567)

(b) Defined contribution plans

The amount recognized as an expense in relation to the defined contribution plans for the year ended December 31, 2025 is ~~W~~33,253 million (2024: ~~W~~19,057 million).

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

14.
Provisions

Changes in provisions for the years ended December 31, 2025 and 2024 are as follows:

(i) 2025

(In millions of won)
		Litigation	Warranties (*)	Others	Total
At January 1, 2025	~~W~~	7,479	152,683	5,997	166,159
Additions		8,844	71,255	13,349	93,448
Usage		(14,777)	(87,629)	(15,566)	(117,972)
At December 31, 2025	~~W~~	1,546	136,309	3,780	141,635
Current	~~W~~	1,546	80,964	3,780	86,290
Non-current	~~W~~	-	55,345	-	55,345

(*) The Group provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

(ii) 2024

(In millions of won)
		Litigation	Warranties (*)	Others	Total
At January 1, 2024	~~W~~	1,806	173,795	5,880	181,481
Additions		5,673	113,689	27,840	147,202
Usage		-	(134,801)	(27,723)	(162,524)
At December 31, 2024	~~W~~	7,479	152,683	5,997	166,159
Current	~~W~~	7,479	91,775	5,997	105,251
Non-current	~~W~~	-	60,908	-	60,908

(*) The Group provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

15.
Contingent Liabilities and Commitments

(a)
Legal Proceedings

Litigation alleging violations of antitrust and competition laws

The Group and other LCD panel manufacturers have been sued by individual companies for alleged violations of European Union competition laws. The Group is actively defending itself in these ongoing legal proceedings, and as of December 31, 2025, the Group cannot predict the ultimate outcome of the litigation.

Others

The Group is involved in various lawsuits and disputes in addition to pending proceeding described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)
Commitments

Factoring and transfer of trade receivables

The Parent Company has entered into discount agreements with Korea Development Bank and other banks for accounts receivable related to export sales transactions with its subsidiaries, with a credit limit of up to USD 1,000 million (Equivalent to ~~W~~1,434,900 million). As of December 31, 2025, there are no discounted trade receivables under the agreements that remain outstanding until maturity. In relation to the above agreements, the financial institutions retain the right of recourse against the Group for any discounted receivables that are not collected at maturity.

The Group has entered into receivable transfer agreements with Standard Chartered Bank and other financial institutions in respect of trade receivables arising from domestic and export sales transactions, with an aggregate limit of ~~W~~3,867,056 million. As of December 31, 2025, the amount of transferred trade receivables that remain outstanding until maturity under the agreement is ~~W~~2,167,215 million. In relation to the above agreements, the financial institutions do not have recourse to the Group for any receivables that are not recovered at maturity.

Loan commitment

As of December 31, 2025, the Group has borrowing and letter of credit facilities with Hana Bank and other financial institutions, with a combined credit limit of ~~W~~3,954,901 million.

Payment guarantees

The Group is provided with the payment guarantees for the borrowings amounting to USD 914 million (Equivalent to ~~W~~1,311,588 million) by the Export-Import Bank of Korea and others.

The Group has entered into agreements with Seoul Guarantee Insurance Co., Ltd., China Construction Bank Corporation and others to receive guarantees up to KRW 2,662 million, CNY 830 million (Equivalent to ~~W~~169,951 million), JPY 900 million (Equivalent to ~~W~~8,259 million), VND 43,484 million (Equivalent to ~~W~~2,374 million), and USD 0.2 million (Equivalent to ~~W~~260 million) for the performance guarantees, payment of consumption tax, import value-added tax, customs duties, and electricity charges.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

15.
Contingent Liabilities and Commitments, Continued

License agreements

As of December 31, 2025, the Group has a trademark license agreement with LG Corp. and pays the usage fee according to the terms of the Agreement.

Collateral

Details of collateral provided by the Group as of December 31, 2025 are as follows:

(In millions of won, CNY)

Collateral	Carrying amount	Maximum secured amount of credit	Secured creditor	Collateral borrowings amount
Property, plant and equipment and others	217,031	780,000	Korea Development Bank and others	650,000
Property, plant and equipment and others	724,965	-	China Construction Bank Corporation and others	CNY 4,500

Commitments for asset acquisition

The amount committed to acquire property, plant, equipment and intangible assets not recognized on the financial statements as of December 31, 2025 is ~~W~~908,493 million.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

16.
Share Capital, Share Premium and Reserves

(a)
Share capital and Share premium

The total number of shares to be issued by the Parent Company is 1,000,000,000 shares, the number of shares issued is 500,000,000 shares (December 31, 2024: 500,000,000 shares), and the par value per share is ~~W~~5,000. There were no changes in the share capital of the Parent Company for the year ended December 31, 2025.

The Parent Company conducted a paid-in capital increase based on the resolution of the board of directors on December 18, 2023, and the newly issued shares were listed on the Korea Exchange (KRX) on March 26, 2024.

With the new shares of common stock, the capital stock increased by ~~W~~710,921 million to ~~W~~2,500,000 million for the year ended December 31, 2024.

Capital surplus as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Share premium	~~W~~	2,821,006	2,821,006
Other capital surplus		(80,195)	(47,419)
Total	~~W~~	2,740,811	2,773,587

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

16.
Share Capital, Share Premium and Reserves, Continued

(b)
Reserves

Reserves consist of the following:

Foreign currency translation differences for foreign operations

Foreign currency translation differences for foreign operations include all foreign currency differences arising from translating the financial statements of the Group’s foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises include the Group’s share of other comprehensive income arising from the amount related to change in equity of investments in equity- method investments.

Other comprehensive income (loss) held for sale

The other comprehensive income (loss) held for sale comprises the translation reserve from the disposal groups held for sale.

Reserves as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Foreign currency translation differences for foreign operations	~~W~~	1,108,625	1,025,319
Other comprehensive loss from associates		(27,224)	(29,496)
Other comprehensive income held for sale		-	291,363
Total	~~W~~	1,081,401	1,287,186

The movement in reserves for the years ended December 31, 2025 and 2024 are as follows:

		Foreign currency translation differences	Other comprehensive income (loss) from associates (excluding remeasurements)	Other comprehensive income (loss) held for sale	Total
January 1, 2024	~~W~~	548,792	(32,816)	-	515,976
Change in reserves		476,527	3,320	291,363	771,210
December 31, 2024	~~W~~	1,025,319	(29,496)	291,363	1,287,186
January 1, 2025	~~W~~	1,025,319	(29,496)	291,363	1,287,186
Change in reserves		83,306	2,272	(291,363)	(205,785)
December 31, 2025	~~W~~	1,108,625	(27,224)	-	1,081,401

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

17.
Revenue

Details of revenue for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Sales of goods	~~W~~	25,567,576	26,455,920
Others (*)		242,506	159,427
Total	~~W~~	25,810,082	26,615,347

(*) Others include royalties and rental revenue.

For the year ended December 31, 2025, the revenue recognized by satisfying performance obligation for the amount received from the customer in the prior reporting period is ~~W~~1,107,611 million (2024: ~~W~~589,055 million).

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

18.
Information about geographical areas and products

Details of information of geographical areas and products for the years ended December 31, 2025, and 2024 are as follows:

(a)
Revenue by geography (Customer based)

(In millions of won)
Region		2025	2024
Domestic	~~W~~	990,498	1,007,200
Foreign
China		16,591,815	18,150,480
Asia (excluding China)		4,540,843	3,228,369
North America		1,969,811	2,282,754
Europe		1,717,115	1,946,544
Subtotal	~~W~~	24,819,584	25,608,147
Total	~~W~~	25,810,082	26,615,347

“Company A” and “Company B” accounted for more than 10% of the Group’s revenue for the year ended December 31, 2025, with amounts of ~~W~~14,835,862 million and ~~W~~3,412,768 million, respectively (2024: ~~W~~14,281,844 million and ~~W~~3,767,278 million, respectively). The aggregated revenues from the Group’s top ten customers accounted for 92% of revenue for the year ended December 31, 2025 (2024: 89%).

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

18.
Information about geographical areas and products, Continued

(b)
Non-current assets by geography

(In millions of won)
Region		December 31, 2025			December 31, 2024
		Property, plant and equipment	Intangible assets	Investment Property	Property, plant and equipment	Intangible assets	Investment Property
Domestic	~~W~~	10,299,102	1,427,773	18,031	11,913,201	1,485,876	27,911
Foreign
China		1,457,884	6,816	-	2,099,653	16,792	-
Vietnam		2,699,577	30,249	-	3,181,152	41,574	-
Others		14,213	13,197	-	8,867	14,165	-
Subtotal	~~W~~	4,171,674	50,262	-	5,289,672	72,531	-
Total	~~W~~	14,470,776	1,478,035	18,031	17,202,873	1,558,407	27,911

(c)
Revenue by products and services

(In millions of won)
		2025	2024
TV	~~W~~	4,791,384	5,972,637
IT		9,509,439	9,419,615
Mobile and others (*)		9,372,982	8,942,349
AUTO		2,136,277	2,280,746
Total (*)	~~W~~	25,810,082	26,615,347

(*) This includes other revenue.

For the year ended December 31, 2025, the revenue from OLED products accounted for 61% of the total revenue (2024: 55%).

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

19.
The Nature of Expenses

The classifications of expenses by nature for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Changes in inventories	~~W~~	125,576	(143,513)
Purchases of raw materials and others		11,866,405	12,973,989
Depreciation and amortization		4,354,145	5,125,637
Outsourcing		1,312,558	1,159,520
Labor		3,595,835	3,714,001
Supplies and others		954,564	987,265
Utility		1,286,792	1,397,669
Fees and commissions		689,309	740,863
Freight cost		114,144	172,081
Advertising		61,725	67,092
Warranty		71,255	113,689
Travel		41,677	53,244
Taxes and dues		116,954	135,982
Others		702,166	678,424
Total (*)	~~W~~	25,293,105	27,175,943

(*) Total expenses consist of cost of sales, selling, administrative, research and development expenses.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

20.
Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Salaries	~~W~~	541,898	579,784
Post-employment benefit		26,370	22,596
Other employee benefits		79,391	84,007
Freight cost		76,931	119,325
Fees and commissions		228,638	246,020
Depreciation and amortization		222,090	266,159
Taxes and dues		30,641	63,382
Advertising		61,725	67,092
Warranty		71,255	113,689
Insurance		12,348	14,216
Travel		11,567	13,122
Training		7,810	9,306
Others		78,032	89,611
Total	~~W~~	1,448,696	1,688,309

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

21.
Other Non-operating Income and Other Non-operating Expenses

(a) Details of other non-operating income for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Foreign currency gain	~~W~~	1,701,860	1,972,046
Gain on disposal of assets held for sale		759,387	-
Gain on disposal of property, plant and equipment		45,504	51,792
Gain on disposal of intangible assets		1,592	25
Reversal of impairment loss on property, plant and equipment		2,317	4,314
Others		85,490	72,266
Total	~~W~~	2,596,150	2,100,443

(b) Details of other non-operating expenses for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Foreign currency loss	~~W~~	1,695,524	2,479,014
Loss on disposal of property, plant and equipment		89,049	76,771
Impairment loss on property, plant and equipment		161,579	98,525
Impairment loss on intangible assets		55,292	72,490
Others		38,007	71,181
Total	~~W~~	2,039,451	2,797,981

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

22.
Finance Income and Finance Costs

Details of finance income and costs recognized in profit or loss for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Finance income
Interest income	~~W~~	51,686	87,692
Foreign currency gain		332,178	375,557
Gain on valuation of financial assets at fair value through profit or loss		15,677	532
Gain on transaction of derivatives		162,139	274,173
Gain on valuation of derivatives		16,002	145,078
Others		764	62
Total	~~W~~	578,446	883,094
Finance costs
Interest expense	~~W~~	702,608	909,640
Foreign currency loss		274,151	861,409
Loss on sale of trade accounts and notes receivable		20,916	26,178
Loss on valuation of financial assets at fair value through profit or loss		5,556	9,122
Loss on valuation of derivatives		139,051	5,771
Others		10,634	9,792
Total	~~W~~	1,152,916	1,821,912

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

23. Income Tax Benefit (Expense)

(a) Details of income tax benefit (expense) for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Current tax expense
Current year	~~W~~	(109,389)	(191,865)
Adjustment for prior years		(43,785)	(32,276)
Subtotal	~~W~~	(153,174)	(224,141)
Deferred tax benefit
Changes in temporary differences	~~W~~	(44,708)	6,381
Income tax expense	~~W~~	(197,882)	(217,760)

(b) Details of income tax benefit (expense) recognized in equity for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)		2025			2024
		Before tax	Income tax effect	Net of tax	Before tax	Income tax effect	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	81,177	(7,065)	74,112	(154,203)	22,368	(131,835)
Foreign currency translation differences		(256,803)	72,373	(184,430)	997,729	(71,092)	926,637
Acquisition of non-controlling shareholders' interests in subsidiaries		(18,683)	(14,093)	(32,776)	(61,512)	14,093	(47,419)
Change in equity of equity method investee		2,800	(528)	2,272	3,235	-	3,235
Total	~~W~~	(191,509)	50,687	(140,822)	785,249	(34,631)	750,618

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

23. Income Tax Benefit (Expense), Continued

(c) Reconciliation of the effective tax rate for the years ended December 31, 2025 and 2024 is as follows:

(In millions of won)
		2025	2024
Profit (loss) for the year	~~W~~	303,807	(2,409,300)
Income tax expense		(197,882)	(217,760)
Profit (loss) before income tax		501,689	(2,191,540)
Income tax benefit using the statutory tax rate of each country		(80,069)	527,019
Income not subject to tax (Expenses not deductible for tax purposes)		(25,777)	2,704
Tax credit		18,081	22,854
Change in unrecognized deferred tax assets (*1)		273,296	(703,714)
Adjustment for prior years		(43,785)	(13,807)
Effect on change in tax rate		(337,974)	(54,821)
Others		(1,654)	2,005
Total	~~W~~	(197,882)	(217,760)
Effective tax rate		39.4%	(*2)

(*1) The effect of changes in deferred tax assets related to tax loss carryforwards and tax credit carryforwards that are not realizable based on the estimates of future taxable profit.

(*2) Actual effective tax rate is not calculated due to loss before income tax for the year ended December 31, 2024.

.

(d) Global Minimum Tax

Under Pillar Two legislation, the Group is liable to pay a top-up tax for the difference between the GloBE effective tax rate per jurisdiction and the 15% minimum rate. The Group has assessed its impact of the Pillar Two legislation on its financial statements. As a result of the assessment, current tax expenses is recognized for ~~W~~7,570 million for the year ended December 31, 2025.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

24.
Deferred Tax Assets and Liabilities

(a) Details of the recovery and settlement timings for deferred tax assets and liabilities as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Deferred tax assets
Deferred tax asset to be recovered after more than 12 months	~~W~~	3,703,599	3,694,831
Deferred tax asset to be recovered within 12 months		372,278	493,850
Total deferred tax assets		4,075,877	4,188,681
Deferred tax liabilities
Deferred tax liability to be settled after more than 12 months	~~W~~	455,001	496,851
Deferred tax liability to be settled within 12 months		110,720	187,653
Total deferred tax liabilities		565,721	684,504
Deferred tax assets after offsetting	~~W~~	3,510,156	3,504,177

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

24.
Deferred Tax Assets and Liabilities, Continued

(b) Changes in deferred tax assets and liabilities for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)

		January 1, 2024	Profit or loss for 2024	Other comprehensive income (loss) and others for 2024	Classified as held for sale	December 31, 2024	Profit or loss for 2025	Other comprehensive income (loss) and others for 2025	December 31, 2025
Other accounts Receivable	~~W~~	(61)	(4,409)	-	-	(4,470)	(4,056)	-	(8,526)
Inventories		51,728	12,897	-	(1,498)	63,127	24,610	-	87,737
Defined benefits assets and others		(89,753)	53,721	22,368	-	(13,664)	(26,541)	(7,065)	(47,270)
Subsidiaries and associates		(89,649)	(3,731)	(56,999)	-	(150,379)	(25,231)	57,752	(117,858)
Accrued expenses		97,867	8,902	-	(176)	106,593	28,090	-	134,683
Property, plant and equipment and intangible Assets		577,308	(58,721)	-	60,747	579,334	(200,533)	-	378,801
Provisions		39,586	(4,666)	-	-	34,920	(2,151)	-	32,769
Other temporary differences		58,731	(8,413)	-	(15,100)	35,218	(11,584)	-	23,634
Tax loss carryforwards		2,766,820	14,365	-	(72,338)	2,708,847	162,117	-	2,870,964
Tax credit carryforwards		148,215	(3,564)	-	-	144,651	10,571	-	155,222
Deferred tax assets (liabilities)	~~W~~	3,560,792	6,381	(34,631)	(28,365)	3,504,177	(44,708)	50,687	3,510,156

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

24.
Deferred Tax Assets and Liabilities, Continued

(c) Details of deductible (taxable) temporary difference, tax credit carryforwards and tax loss carryforwards unrecognized as deferred tax assets (liabilities) as of December 31, 2025, are as follows:

(In millions of won)
		Amount	Reason
Investments with its subsidiary	~~W~~	(1,115,322)	Unlikely to reverse (dispose of) in the foreseeable future
Tax credit carryforwards (*1)		1,081,726	Uncertainty of future taxable profit
Tax loss carryforwards (*2)		2,021,561	Uncertainty of future taxable profit

(*1) Unrecognized tax credit carryforwards due to the low probability of realization in the future as of December 31, 2025, will be expired from 2026.

(*2) Unrecognized tax loss carryforwards due to the low probability of realization in the future as of December 31, 2025, will be expired from 2039.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

25.
Earnings (Loss) Per Share

(a)
Basic earnings (loss) per share for the years ended December 31, 2025 and 2024 are as follows:

(In won and number of shares)
		2025	2024
Profit (loss) for the year	~~W~~	226,311,788,315	(2,562,606,429,762)
Weighted-average number of common shares outstanding		500,000,000	471,252,355
Basic earnings (loss) per share	~~W~~	453	(5,438)

Due to paid-in capital increase for the year ended December 31, 2024, the number of outstanding shares has increased.

(b) Diluted earnings (loss) per share is not different from basic earnings (loss) per share as there are no dilution effects of potential common stocks.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risk. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, which will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i) Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency. The currencies in which these transactions primarily are denominated are USD and JPY, etc.

The Group adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances in foreign currency cash inflows and outflows. In respect of monetary assets and liabilities denominated in foreign currencies, the Group manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

Cross currency interest rate swap contracts, USD 580 million (December 31, 2024: USD 500 million) and CNY 380 million (December 31, 2024: CNY 726 million) were entered into to manage currency risk with respect to foreign currency denominated borrowings and USD 1,020 million (December 31, 2024: USD 980 million) were entered into to manage currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

The currency forward exchange contracts entered into to manage foreign exchange risk related to advances received in foreign currency expired during the reporting period, and there is no outstanding balance as of December 31, 2025 (December 31, 2024: USD 750 million).

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

A weaker won, as indicated below, against the following currencies which comprise the Group’s financial assets or liabilities denominated in a foreign currency as of December 31, 2025 and 2024, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The sensitivity analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in profit or loss before income tax would have been as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
USD (5 percent weakening)	~~W~~	21,011	(35,868)
JPY (5 percent weakening)		(5,434)	(6,645)

If the exchange rates for the currencies presented above were to decrease at the end of the reporting period, with all other variables held constant, the effects would be the opposite of those presented above.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

(ii) Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manage interest rate risk by monitoring trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 1,020 million (Equivalent to ~~W~~1,463,598 million) and interest rate swap contracts amounting to USD 250 million (Equivalent to ~~W~~ 358,725 million) and ~~W~~2,280,000 million in notional amount to hedge interest rate risk with respect to variable interest-bearing borrowings.

i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of December 31, 2025 and 2024 is as follows:

(In millions of won)		December 31, 2025	December 31, 2024

Fixed rate instruments
Financial assets	~~W~~	1,572,658	2,023,710
Financial liabilities		(2,548,213)	(4,722,962)
Total	~~W~~	(975,555)	(2,699,252)
Variable rate instruments
Financial liabilities	~~W~~	(10,115,925)	(9,827,152)

ii) Profit or loss before income tax sensitivity analysis for variable rate instruments

As of December 31, 2025 and 2024, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) profit or loss before income tax by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)		Profit or loss before income tax
		1%p increase	1%p decrease
December 31, 2025
Variable rate instruments	~~W~~	(101,159)	101,159
December 31, 2024
Variable rate instruments	~~W~~	(98,272)	98,272

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

(b) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, does not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Financial assets carried at amortized cost
Cash equivalents	~~W~~	1,572,058	2,021,640
Deposits in banks		611	611
Trade accounts and notes receivable, net		2,136,774	2,500,608
Non-trade receivables, net		145,426	227,477
Accrued income, net		34,987	22,552
Deposits		14,549	16,747
Loans		13,318	37,143
Subtotal		3,917,723	4,826,778
Other financial assets
Lease receivables	~~W~~	7,406	10,063
Financial assets at fair value through profit or loss
Convertible securities	~~W~~	-	1,470
Derivatives		131,987	256,251
Subtotal	~~W~~	131,987	257,721
Financial assets at fair value through other comprehensive profit or loss
Trade accounts and notes receivable, net	~~W~~	222,410	1,123,869
Financial assets effective for fair value hedging
Derivatives	~~W~~	-	119,098
Total	~~W~~	4,279,526	6,337,529

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

Trade accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

(c) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing.

Meanwhile, the Group has entered into borrowing facility agreements with several banks. These agreements may include financial covenants requiring the Group to meet certain financial performance targets. The Group periodically monitors compliance with these agreements through its internal control procedures to proactively manage liquidity risk.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

i) Contractual cash flows of financial liabilities

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2025 and 2024.

(i) As of December 31, 2025

(In millions of won)			Contractual cash flows
		Carrying amount	Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	12,141,044	12,946,309	2,537,318	1,236,157	4,624,773	4,548,061	-
Bonds		523,094	538,548	198,654	213,751	126,143	-	-
Trade accounts and notes payable (*)		3,307,687	3,307,687	3,307,687	-	-	-	-
Other accounts payable (*)		1,461,014	1,462,662	1,432,529	30,133	-	-	-
Long-term other accounts payable		218,683	248,238	-	-	67,441	180,797	-
Security deposits received		138,384	147,478	480	4,109	142,864	25	-
Lease liabilities		59,678	62,604	23,122	14,889	10,342	14,095	156
Derivative financial liabilities
Derivatives	~~W~~	9,553	7,157	3,027	2,416	1,792	(78)	-
Cash outflow		-	325,920	18,751	13,131	292,017	2,021	-
Cash inflow		-	(318,763)	(15,724)	(10,715)	(290,225)	(2,099)	-
Total	~~W~~	17,859,137	18,720,683	7,502,817	1,501,455	4,973,355	4,742,900	156

(*) As of December 31, 2025, it includes ~~W~~704,529 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

(ii) As of December 31, 2024

(In millions of won)			Contractual cash flows
		Carrying amount	Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	13,412,275	14,453,995	3,730,807	2,609,727	3,941,215	4,146,933	25,313
Bonds		1,137,839	1,185,892	631,539	11,638	416,573	126,142	-
Trade accounts and notes payable (*)		4,156,149	4,156,149	3,884,788	271,361	-	-	-
Other accounts payable (*)		1,720,670	1,723,867	1,404,896	318,971	-	-	-
Long-term other accounts payable		279,774	323,400	-	-	69,090	192,570	61,740
Security deposits received		160,713	189,214	-	808	6,841	181,565	-
Lease liabilities		57,975	60,653	23,948	12,681	13,889	9,423	712
Derivative financial liabilities
Derivatives	~~W~~	10,768	11,184	930	3,447	4,495	2,312	-
Cash outflow		-	75,016	21,402	20,467	22,342	10,805	-
Cash inflow		-	(63,832)	(20,472)	(17,020)	(17,847)	(8,493)	-
Total	~~W~~	20,936,163	22,104,354	9,676,908	3,228,633	4,452,103	4,658,945	87,765

(*) As of December 31, 2024, it includes ~~W~~1,187,450 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

ii) Supplier Finance Arrangement

Supplier finance arrangements are characterized by one or more finance providers offering to pay amounts that the Group owes its suppliers and the Group agreeing to pay finance providers according to the terms and conditions of the arrangements at a date later than, when suppliers are paid. These arrangements provide the Group with extended payment terms, or the Group’s suppliers with early payment terms, compared to the related invoice payment due date.

The carrying amounts of financial liabilities from supplier financing agreement as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025		December 31, 2024
		Trade accounts and notes payable	Other Accounts Payable	Trade accounts and notes payable	Other Accounts Payable
Liabilities under supplier finance arrangement
Purchase Card (*1)	~~W~~	474,781	219,697	778,535	366,853
Electronic Trade Receivable-Secured Loan (*2)		53,667	142,872	90,328	164,741
Liabilities under supplier finance arrangement of which the supplier has received payment from the finance provider
Purchase Card (*1)	~~W~~	474,781	219,697	778,535	366,853
Electronic Trade Receivable-Secured Loan (*2)		2,138	12,465	2,443	2,952

(*1) The Group pays the settlement amount to the card company on the end date of credit term according to the card agreement. The Group uses purchase cards in agreement with the supplier, the amount paid to the card company is for the purchase of goods or services incurred in the normal course of business, with no change in the underlying purpose of the transaction, and the payment deadline to the card company falls within the normal business cycle of one year or less, and no collateral is provided in connection with this agreement. Therefore, it is classified as trade accounts and notes payable and other account payable and presented as operating and investing activities in the cash flow statement.

(*2) The Group enters into supplier financial agreement with financial institutions to streamline the payment process and offer early payment terms to suppliers. Under the supplier financial agreement, if a vendor that supplied goods or services to the Group transfers its account receivables to the financial institution within the payment due date, the Group pays the amount to the financial institution. There is no change in the original debt recognized as trade accounts and notes payable or other account payable because the supplier financial agreement does not result in a substantive reduction of the Group’s payment obligation or a change in payment terms.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

The range of payment due dates as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Liabilities under supplier finance arrangement
Purchase Card	91~205 days	270~288 days
Electronic Trade Receivable-Secured Loan	45~123 days	45~123 days
Trade accounts and notes payable not covered by the supplier finance agreement	5~123 days	3~123 days

There were no material business combinations or foreign exchange differences that would affect the liabilities under the supplier finance arrangement.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

(d)
Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. The Group is also responsible for complying with certain financial ratios as part of capital maintenance conditions imposed externally. To fulfill this responsibility, the Group regularly monitors these financial ratios and takes proactive measures when necessary.

(In millions of won)
		December 31, 2025	December 31, 2024
Total liabilities	~~W~~	19,077,462	24,786,759
Total equity		7,839,238	8,072,807
Cash and deposits in banks (*1)		1,572,658	2,022,240
Borrowings (including bonds)		12,664,138	14,550,114
Total liabilities to equity ratio		243%	307%
Net borrowings to equity ratio (*2)		141%	155%

(*1) Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.

(*2) Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

(e)
Determination of fair value

(i)
Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

(ii) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025		December 31, 2024
		Carrying amounts	Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	1,572,058	(*1)	2,021,640	(*1)
Deposits in banks		611	(*1)	611	(*1)
Trade accounts and notes receivable, net		2,136,774	(*1)	2,500,608	(*1)
Non-trade receivables, net		145,426	(*1)	227,477	(*1)
Accrued income, net		34,987	(*1)	22,552	(*1)
Deposits		14,549	(*1)	16,747	(*1)
Loans		13,318	(*1)	37,143	(*1)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	124,316	124,316	120,501	120,501
Convertible securities		-	-	1,470	1,470
Derivatives		131,987	131,987	256,251	256,251
Financial assets at fair value through other comprehensive profit or loss
Trade accounts and notes receivable, net	~~W~~	222,410	(*1)	1,123,869	(*1)
Financial assets effective for fair value hedging
Derivatives	~~W~~	-	-	119,098	119,098
Other financial assets
Lease receivables		7,406	(*1)	10,063	(*1)
Financial liabilities carried at amortized cost
Borrowings	~~W~~	12,141,044	12,170,751	13,412,275	13,482,726
Bonds		523,094	523,500	1,137,839	1,142,725
Trade accounts and notes payable		3,307,687	(*1)	4,156,149	(*1)
Other accounts payable		1,679,697	(*1)	2,000,444	(*1)
Security deposits received		138,384	(*1)	160,713	(*1)
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	9,553	9,553	10,768	10,768
Other financial liabilities
Lease liabilities	~~W~~	59,678	(*2)	57,975	(*2)

(*1) Excluded from disclosures as the carrying amount approximates fair value.
(*2) Excluded from the fair value disclosures in accordance with Korean IFRS 1107 ‘Financial Instruments: Disclosures’.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

(iii) Fair values of financial assets and liabilities

i) Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

▪
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
▪
Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

▪
Level 3: inputs for the asset or liability that are not based on observable market data

The Group measures fair value for financial reporting purposes, including fair value measurements, which are classified as “Level 3”. The Group consults on the fair value assessment process and its results in accordance with the financial reporting schedule, and recognizes changes in the "level" at the end of the reporting period when there is a change in events or circumstances that cause a shift between fair value levels.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

ii) Assets and liabilities measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025			Total
Classification		Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	21,008	-	103,308	124,316
Derivatives		-	131,987	-	131,987
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	-	9,553	-	9,553

(In millions of won)		December 31, 2024			Total
Classification		Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	18,958	-	101,543	120,501
Convertible securities		-	-	1,470	1,470
Derivatives		-	256,251	-	256,251
Financial assets effective for fair value hedging
Derivatives	~~W~~	-	119,098	-	119,098
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	-	10,768	-	10,768

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

The valuation techniques and inputs for assets and liabilities measured at fair value that are classified as Level 2 and Level 3 within the fair value hierarchy as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025		December 31, 2024		Valuation technique	Input
Classification		Level 2	Level 3	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	-	103,308	-	101,543	Net asset value method and Comparable company analysis	Price to book value ratio
Convertible securities		-	-	-	1,470	Risk-adjusted discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		131,987	-	256,251	-	Discounted cash flow	Discount rate and Exchange rate
Financial assets effective for fair value hedging
Derivatives	~~W~~	-	-	119,098	-	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	9,553	-	10,768	-	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

iii) Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation techniques and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025			Valuation technique	Input
Classification		Level 1	Level 2	Level 3
Liabilities
Borrowings	~~W~~	-	-	12,170,751	Discounted cash flow	Discount rate
Bonds		-	-	523,500	Discounted cash flow	Discount rate

(In millions of won)		December 31, 2024			Valuation technique	Input
Classification		Level 1	Level 2	Level 3
Liabilities
Borrowings	~~W~~	-	-	13,482,726	Discounted cash flow	Discount rate
Bonds		-	-	1,142,725	Discounted cash flow	Discount rate

iv) The interest rates applied for determination of the above fair value as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Borrowings, bonds and others	3.32%~3.90%	3.70%~3.96%

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

v) There is no transfer between Level 1, Level 2 and Level 3 for the years ended December 31, 2025 and 2024, and the changes in financial assets classified as Level 3 of fair value measurements for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
Classification		January 1, 2025	Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	December 31, 2025
Equity instruments	~~W~~	101,543	1,422	-	2,914	(2,571)	103,308
Convertible securities		1,470	-	(1,399)	-	(71)	-

(In millions of won)
Classification		January 1, 2024	Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	December 31, 2024
Equity instruments	~~W~~	87,027	5,470	(128)	(2,809)	11,983	101,543
Convertible securities		3,127	-	(1,838)	-	181	1,470

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

(f) Net gains and losses by category of financial instruments

The net gains and losses by category of financial instruments for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025
		Financial assets at amortized cost	Financial liabilities at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Derivatives	Others	Total
Interest income	~~W~~	51,420	-	-	-	-	266	51,686
Interest expense		-	(700,214)	-	-	-	(2,394)	(702,608)
Foreign currency differences		(367,983)	454,997	-	-	(22,646)	-	64,368
Bad debt expense		107	-	-	-	-	-	107
Gain or loss on disposal		(7,062)	-	497	(13,854)	-	-	(20,419)
Gain or loss on valuation		-	-	7,343	-	-	-	7,343
Gain or loss on derivatives		-	-	-	-	34,935	-	34,935
Dividend income		-	-	266	-	-	-	266
Total	~~W~~	(323,518)	(245,217)	8,106	(13,854)	12,289	(2,128)	(564,322)

(In millions of won)
		2024
		Financial assets at amortized cost	Financial liabilities at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Derivatives	Others	Total
Interest income	~~W~~	87,510	-	-	-	-	182	87,692
Interest expense		-	(906,766)	-	-	-	(2,874)	(909,640)
Foreign currency differences		1,189,874	(2,238,150)	-	-	190,906	-	(857,370)
Reversal of bad debt expense		(689)	-	-	-	-	-	(689)
Gain or loss on disposal		(7,708)	-	(109)	(18,470)	-	-	(26,287)
Gain or loss on valuation		-	-	(8,590)	-	-	-	(8,590)
Gain or loss on repayment			(678)	-	-	-	-	(678)
Gain or loss on derivatives		-	-	-	-	413,480	-	413,480
Total	~~W~~	1,268,987	(3,145,594)	(8,699)	(18,470)	604,386	(2,692)	(1,302,082)

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

27. Leases

(a) Leases as lessee

The Group leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Group is a lessee is presented below.

(i) Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment(see Note 9(a)).

Changes in right-of-use assets for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025
		Buildings and structures	Land	Machinery and equipment	Vehicles	Others	Total
At January 1	~~W~~	28,152	51,012	1,750	6,497	1,522	88,933
Acquisitions		54,542	75	954	4,100	126	59,797
Depreciation		(44,366)	(2,479)	(2,024)	(5,234)	(698)	(54,801)
Gain or loss on foreign currency translation		1,295	3,697	32	303	492	5,819
At December 31	~~W~~	39,623	52,305	712	5,666	1,442	99,748

(In millions of won)
		2024
		Buildings and structures	Land	Machinery and equipment	Vehicles	Others	Total
At January 1	~~W~~	57,946	51,249	714	7,439	1,898	119,246
Acquisitions		24,008	1	2,658	7,044	154	33,865
Depreciation		(56,080)	(3,063)	(1,645)	(6,879)	(778)	(68,445)
Gain or loss on foreign currency translation		13,877	8,410	23	456	292	23,058
Classified as held for sale		(11,599)	(5,585)	-	(1,563)	(44)	(18,791)
At December 31	~~W~~	28,152	51,012	1,750	6,497	1,522	88,933

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

27. Leases, Continued

(ii) Amounts recognized in profit or loss not from right-of-use assets for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Interest on lease liabilities	~~W~~	(2,394)	(2,874)
Income from sub-leasing right-of-use assets		266	182
Expenses relating to short-term leases		(208)	(274)
Expenses relating to leases of low-value assets that are not short-term leases		(436)	(543)

(iii) Changes in lease liabilities for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
At January 1	~~W~~	57,975	73,364
Additions and others		54,605	55,619
Interest expense		2,394	2,874
Repayment of liabilities		(55,296)	(73,882)
At December 31	~~W~~	59,678	57,975

(iv) Total cash outflow from leases for the year ended December 31, 2025 amounted to ~~W~~55,674 million (2024: ~~W~~74,517 million).

(b) Leases as lessor

(i) Finance lease

The amount recognized as interest income on lease receivables during the year ended December 31, 2025 is ~~W~~266 million (2024: ~~W~~182 million).

The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date.

(In millions of won)
		December 31, 2025	December 31, 2024
6 months or less	~~W~~	3,703	3,255
6-12 months		946	3,255
1-2 years		787	3,797
2-5 years		2,291	-
Total undiscounted lease payments	~~W~~	7,727	10,307
Unearned finance income		(321)	(244)
Net Investment in the lease	~~W~~	7,406	10,063

(ii) Operating lease

The Group leases out investment property and a portion of property, plant and equipment as operating leases (see Notes 9 and 11).

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

28.
Cash Flow Information

(a) Details of cash flows generated from operations for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Profit (loss) for the year	~~W~~	303,807	(2,409,300)
Adjustments for:	~~W~~
Income tax expense (Note 23)		197,882	217,760
Depreciation and amortization (Note 19)		4,354,145	5,125,637
Gain on foreign currency translation		(46,390)	(587,019)
Loss on foreign currency translation		320,723	979,061
Post-employment benefit (Note 13)		130,315	130,014
Gain on disposal of assets held for sale		(759,387)	-
Gain on disposal of property, plant and equipment		(45,504)	(51,792)
Loss on disposal of property, plant and equipment		89,049	76,771
Impairment loss on property, plant and equipment		161,579	98,525
Gain on disposal of intangible assets		(1,592)	(25)
Loss on disposal of intangible assets		-	388
Impairment loss on intangible assets		55,292	72,490
Expense on increase of provisions		93,448	119,141
Finance income		(449,117)	(511,068)
Finance costs		888,521	1,480,007
Equity in income of equity method accounted investees		(2,483)	(5,412)
Others		(381)	(89,979)
Changes in:	~~W~~
Trade accounts and notes receivable		24,354	(395,513)
Other accounts receivable		262,409	(142,775)
Inventories		203,867	(85,850)
Other current assets		62,508	(14,479)
Other non-current assets		(5,093)	2,537
Trade accounts and notes payable		(2,600,804)	(46,796)
Other accounts payable		(124,910)	(529,621)
Accrued expenses		157,252	92,474
Provisions		(119,049)	(134,684)
Advances received		11,034	(16,161)
Proceeds from settlement of derivatives		79,881	35,757
Other current liabilities		(19,466)	(4,050)
Defined benefit liabilities (assets), net		(97,767)	(38,018)
Other non-current liabilities		45,827	5,436
Cash generated from operations	~~W~~	3,169,950	3,373,456

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

28.
Cash Flow Information, Continued

(b) Changes in liabilities arising from financing activities for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
				Non-cash transactions
		January 1, 2025	Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Others	December 31, 2025
Short-term borrowings	~~W~~	969,595	(117,506)	(41,371)	-	-	810,718
Long-term borrowings		12,442,680	(1,134,089)	9,619	11,108	1,008	11,330,326
Bonds		1,137,839	(612,000)	(3,507)	762	-	523,094
Security deposits received		160,713	(40,500)	-	-	18,171	138,384
Lease liabilities		57,975	(52,902)	(11,326)	-	65,931	59,678
Dividend payable		6,390	(6,390)	-	-	-	-
Total	~~W~~	14,775,192	(1,963,387)	(46,585)	11,870	85,110	12,862,200

(In millions of won)
				Non-cash transactions
		January 1, 2024	Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Classification of liabilities held for sale	Others	December 31, 2024
Short-term borrowings	~~W~~	1,875,635	(1,065,878)	159,838	-	-	-	969,595
Long-term borrowings		13,165,351	(726,352)	1,051,834	4,203	(1,060,592)	8,236	12,442,680
Bonds		1,488,143	(370,000)	18,004	1,692	-	-	1,137,839
Security deposits received		153,370	-	-	-	-	7,343	160,713
Lease liabilities		73,364	(71,008)	16,752	-	(6,772)	45,639	57,975
Dividend payable		7,302	(136,519)	268	-	-	135,339	6,390
Total	~~W~~	16,763,165	(2,369,757)	1,246,696	5,895	(1,067,364)	196,557	14,775,192

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

28.
Cash Flow Information, Continued

(c) Details of significant non-cash transactions for the years ended December 31, 2025, and 2024 are as follows:

(In millions of won)
		2025	2024
Changes in other accounts payable arising from the acquisition of property, plant and equipment	~~W~~	(116,302)	(630,267)
Changes in other accounts payable arising from the acquisition of Intangible assets		(88,733)	(137,918)
Recognition of right-of-use assets and lease liabilities	~~W~~	59,797	33,865
Reclassification of the current portion of borrowings/bonds		(3,874,477)	(6,559,088)
Classification of assets held for sale		-	983,317
Classification of liabilities held for sale		-	1,656,841

(d) For the year ended December 31, 2025, the Group disposed of its subsidiaries, LG Display Guangzhou Co., Ltd. and LG Display (China) Co., Ltd. Details of the disposals are as follows:

(In millions of won)
		2025
Total consideration from disposal
Cash and cash equivalents	~~W~~	2,203,806
Gain or loss on foreign currency translation		3,434
Subtotal	~~W~~	2,207,240
Carrying amount of disposed assets
Cash and cash equivalents	~~W~~	1,390,495
Trade accounts and notes receivable, net		1,523,477
Inventories, net		63,516
Property, plant and equipment		606,636
Others		11,525
Subtotal	~~W~~	3,595,649
Carrying amount of disposed liabilities
Trade accounts and notes payable	~~W~~	329,993
Financial liabilities		1,063,548
Other accounts payables and others		102,211
Others		722
Subtotal	~~W~~	1,496,474
Non-controlling interests	~~W~~	396,554
Reclassification of foreign currency translation differences for foreign operations		254,768
Gain on disposal		759,387

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

29.
Related Parties and Others

(a) Related parties

Details of related parties as of December 31, 2025 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Parent Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Parent Company	Subsidiaries of LG Electronics Inc.

(*) Details of associates are described in Note 8.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

29.
Related Parties and Others, Continued

(b) Details of major transactions with related parties for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)		2025
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others(*)
Associates
Paju Electric Glass Co., Ltd.	~~W~~	-	1,664	248,746	11,413
Material Science Co., Ltd.		-	-	3,198	1,923
Entity that has significant influence over the Parent Company
LG Electronics Inc.	~~W~~	292,846	-	17,911	258,458
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics India Pvt. Ltd.	~~W~~	32,143	-	-	109
LG Electronics Vietnam Haiphong Co., Ltd.		270,949	-	-	1,855
LG Electronics Nanjing New Technology Co., Ltd.		187,906	-	-	317
LG Electronics do Brasil Ltda.		23,608	-	-	88
LG Innotek Co., Ltd.		10,570	-	26,744	79,632
LG Electronics Mlawa Sp. z o.o.		1,132,561	-	-	1,031
LG Electronics Reynosa S.A. DE C.V.		949,347	-	-	933
LG Electronics Egypt S.A.E		12,586	-	-	22
LG Electronics Japan, Inc.		-	-	-	6,270
LG Electronics U.S.A., Inc.		-	-	-	2,590
P.T. LG Electronics Indonesia		477,948	-	-	746
HI-M Solutek Co., Ltd		-	-	-	10,417
LG Technology Ventures LLC		-	-	-	1,372
Others		586	-	202	1,677
Total	~~W~~	3,391,050	1,664	296,801	378,853

(*) Others include the amount of the acquisition of property, plant, and equipment.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

29.
Related Parties and Others, Continued

(In millions of won)		2024
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others(*1)
Associates
AVATEC Co., Ltd.(*2)	~~W~~	-	200	52,983	2,947
Paju Electric Glass Co., Ltd.		-	-	237,002	8,428
WooRee E&L Co., Ltd.(*2)		-	-	5,045	32
YAS Co., Ltd.(*2)		-	-	5,266	7,578
Material Science Co., Ltd.		-	-	3,579	1,512
Entity that has significant influence over the Parent Company
LG Electronics Inc.	~~W~~	349,194	-	19,959	354,362
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics India Pvt. Ltd.	~~W~~	52,736	-	-	275
LG Electronics Vietnam Haiphong Co., Ltd.		306,727	-	-	5,945
LG Electronics Nanjing New Technology Co., Ltd.		379,241	-	-	629
LG Electronics do Brasil Ltda.		32,165	-	-	248
LG Innotek Co., Ltd.		10,999	-	18,166	72,123
LG Electronics Mlawa Sp. z o.o.		977,531	-	-	1,105
LG Electronics Reynosa S.A. DE C.V.		973,432	-	-	746
LG Electronics Egypt S.A.E		24,454	-	-	32
LG Electronics Japan, Inc.		-	-	-	6,250
LG Electronics RUS, LLC		-	-	-	4,005
LG Electronics U.S.A., Inc.		-	-	-	2,128
P.T. LG Electronics Indonesia		482,099	-	-	1,254
HI-M Solutek Co., Ltd		-	-	-	9,636
LG Technology Ventures LLC		-	-	-	1,319
Others		330	-	462	1,579
Total	~~W~~	3,588,908	200	342,462	482,133

(*1) Others include the amount of the acquisition of property, plant, and equipment.

(*2) For the year ended December 31, 2024, the entity was excluded from related parties due to the loss of significant influence, and the transaction amount represents the amount before its exclusion.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

29.
Related Parties and Others, Continued

(c) Details of balances of receivables and payables from transactions with related parties as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		Trade accounts and notes receivable and others		Trade accounts and notes payable and others
		December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Associates
Paju Electric Glass Co., Ltd.	~~W~~	-	-	62,277	64,140
Material Science Co., Ltd.		-	-	385	261
Entity that has significant influence over the Parent Company
LG Electronics Inc.(*1)	~~W~~	95,844	179,710	88,184	1,071,592
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics Vietnam Haiphong Co., Ltd.	~~W~~	41,403	72,521	12	921
LG Electronics Nanjing New Technology Co., Ltd.		19,036	61,922	9	15
LG Innotek Co., Ltd.(*2)		2,102	1,803	173,625	207,258
LG Electronics Mlawa Sp. z o.o.		101,105	149,789	11	131
LG Electronics Reynosa S.A. DE C.V.		87,555	55,500	-	-
P.T. LG Electronics Indonesia		23,766	63,719	36	53
LG Innotek USA, Inc.		2,688	19	-	-
Others		4,937	20,620	3,966	6,397
Total	~~W~~	378,436	605,603	328,505	1,350,768

(*1) Trade accounts and notes payable and others for LG Electronics Inc. as of December 31, 2024 includes borrowings of ~~W~~1,000,000 million(see Note 12.(c)).

(*2) Trade accounts and notes payable and others for LG Innotek Co., Ltd. includes deposits received from lease agreement of ~~W~~139,500 million as of December 31, 2025 and ~~W~~180,000 million as of December 31, 2024.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

29.
Related Parties and Others, Continued

(d) Details of significant financial transactions with related parties and others for the years ended December 31, 2025 and 2024 are as follows:

	2025
(In millions of won)	Company Name		Repayment of borrowings
Entity that has significant influence over the Parent Company	LG Electronics Inc.	~~W~~	1,000,000

	2024
(In millions of won)	Company Name		Capital increase	Collection of loans
Associates	WooRee E&L Co., Ltd.(*)	~~W~~	-	256
Entity that has significant influence over the Parent Company	LG Electronics Inc.	~~W~~	436,031	-

(*) For the year ended December 31, 2024, the entity was excluded from related parties due to the loss of significant influence, and the transaction amount represents the amount before its exclusion.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

29.
Related Parties and Others, Continued

(e) Large Enterprise Group Transactions

According to the 'Related Party Disclosures' under the Korean IFRS 1024, although not included in the scope of related parties, the major transaction details with the Large Enterprise Group subsidiaries and their affiliates, as well as the amounts of receivables and payables for the years ended December 31, 2025 and 2024 and as of December 31, 2025 and 2024, in accordance with the Monopoly Regulation and Fair Trade Act, are as follows:

(In millions of won)
		For the year ended December 31, 2025		December 31, 2025
		Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	-	2,357	-	163
LG Chem Ltd. and its subsidiaries		322	340,980	59	55,879
D&O Corp. and its subsidiaries		260	16,241	-	4,996
LG Corp.(*)		-	59,538	6,911	12
LG Management Development Institute		-	45,016	3	386
LG CNS Co., Ltd. and its subsidiaries		166	277,335	4	107,292
LG Household & Health Care Ltd. and its subsidiaries		-	72	-	-
HSAD Inc. and its subsidiaries		-	1,087	-	127
Robostar Co., Ltd.		-	320	-	59
Total	~~W~~	748	742,946	6,977	168,914

(*) According to the lease agreement signed with LG Corp., the recognized lease liabilities as of December 31, 2025 are ~~W~~4,607 million, and the lease liabilities are not included in the amount of 'Trade accounts and notes payable and others' above. The amount of lease repayment for the year ended December 31, 2025 is ~~W~~6,906 million.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

29.
Related Parties and Others, Continued

(In millions of won)
		For the year ended December 31, 2024		December 31, 2024
		Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	105,300	2,765	-	164
LG Chem Ltd. and its subsidiaries		500	567,215	188	239,895
D&O Corp. and its subsidiaries(*1)		270	72,093	-	86,714
LG Corp.(*2)		-	63,471	7,551	10,731
LG Management Development Institute		-	30,565	3	340
LG CNS Co., Ltd. and its subsidiaries		184	249,674	-	78,229
LG Household & Health Care Ltd. and its subsidiaries		-	96	-	-
HSAD Inc. and its subsidiaries		-	5,439	-	542
Robostar Co., Ltd.		-	2,821	-	2,398
Total	~~W~~	106,254	994,139	7,742	419,013

(*1) Among the D&O Corp. and its subsidiaries, S&I Corporation Co., Ltd. and Xi C&A Co., Ltd. were excluded from the large corporate group as of March 19, 2024.

(*2) According to the lease agreement with LG Corp., there were no lease liabilities outstanding as of December 31, 2024. The amount of lease repayment for the year ended December 31, 2024 is ~~W~~9,681 million.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

29.
Related Parties and Others, Continued

(f) Key management personnel compensation

Details of compensation costs of key management for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Short-term benefits	~~W~~	2,446	2,397
Post-employment benefit		586	604
Total	~~W~~	3,032	3,001

Key management refers to the registered directors who have significant control and responsibilities over the Parent Company’s operations and business.

(g) At the end of the reporting period, the Group did not set an allowance for doubtful accounts on the balance of receivables for related parties.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

30.
Subsequent Event

The management of the Group decided to transfer the Auto Display LCD module business of LG Display Nanjing Co., Ltd. in order to enhance its business structure and strengthen its profitability, and entered into a business transfer agreement on February 9, 2026.

Independent Auditor’s Report on Internal Control over Financial Reporting for Consolidation Purposes

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

LG Display Co., Ltd.

Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We have audited Internal Control over Financial Reporting of LG Display Co., Ltd. and its subsidiaries (collectively referred to as the "Group") for consolidation purposes as at December 31, 2025, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting for consolidation purposes as at December 31, 2025, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We also have audited, in accordance with Korean Standards on Auditing, the consolidated financial statements of the Group, which comprise the consolidated statement of financial position as at December 31, 2025, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flow for the year then ended, and notes to the consolidated financial statements including material accounting policy information, and our report dated February 27, 2026, expressed an unqualified opinion.

Basis for Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under these standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting for consolidation purposes section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of internal control over financial reporting for consolidation purposes and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for Internal Control over Financial Reporting for Consolidation Purposes

Management is responsible for designing, implementing and maintaining effective internal control over financial reporting for consolidation purposes, and for its assessment about the effectiveness ofinternal control over financial reporting for consolidation purposes, included in the accompanying Management’s Report on the Effectiveness of Internal Control over Financial Reporting for Consolidation Purposes.

Those charged with governance have the responsibilities for overseeing internal control over financial reporting for consolidation purposes.

Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting for Consolidation Purposes

Our responsibility is to express an opinion on internal control over financial reporting for consolidation purposes of the Group based on our audit. We conducted the audit in accordance with Korean Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting for consolidation purposes was maintained in all material respects.

An audit of internal control over financial reporting for consolidation purposes involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting for consolidation purposes and testing and evaluating the design and operating effectiveness of internal control over financial reporting for consolidation purposes based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting for Consolidation Purposes

The Group’s internal control over financial reporting for consolidation purposes is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. The Group’s internal control over financial reporting for consolidation purposes includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management and directors of the Group; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting for consolidation purposes may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Sang-Woo Nam, Certified Public Accountant.

Seoul, Korea

February 27, 2026

This report is effective as atFebruary 27, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the Group’s internal control over financial reporting for consolidation purposes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Management’s Report on the Effectiveness of

Internal Control over Financial Reporting for Consolidation Purposes

(English Translation of a Report Originally Issued in Korean)

To the Shareholders, Board of Directors and Audit Committee of LG Display Co., Ltd.

We, as the Chief Executive Officer (CEO) and the Internal Control over Financial Reporting Officer of LG Display Co., Ltd. and its subsidiaries (“the Group”), assessed the effectiveness of the design and operation of the Group’s Internal Control over Financial Reporting for consolidation purposes for the year ended December 31, 2025.

The Group’s management, including ourselves, is responsible for designing and operating internal control over financial reporting for consolidation purposes.

We assessed the design and operating effectiveness of internal control over financial reporting for consolidation purposes in the prevention and detection of an error or fraud which may cause material misstatements in the preparation and disclosure of reliable consolidated financial statements.

We designed and operated internal control over financial reporting for consolidation purposes in accordance with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting established by the Operating Committee of Internal Control over Financial Reporting in Korea. And, we conducted an evaluation of internal control over financial reporting for consolidation purposes based on Detailed Enforcement Rules of the Regulation on External Audit and Accounting, etc. Table 6 Internal Control over Financial Reporting Evaluation and Reporting Standards.

Based on the assessment results, we believe that the Group’s internal control over financial reporting for consolidation purposes, as at December 31, 2025, is designed and operated effectively, in all material respects, in accordance with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which cause material misunderstandings, and we have reviewed and verified this report with sufficient due care.

<Attachment>

Internal control activities performed by the Group to address risks to embezzlement and other financial fraud

January 27, 2026

Cheoldong Jeong,

Chief Executive Officer

Sunghyun Kim,

Internal Control over Financial Reporting Officer

<Attachment>

Internal control activities performed by the Group to address risks to embezzlement and other financial fraud

Category	Control Activities Performed by the Group	Target Company	Design and Operation Assessment Results
Entity Level Control

<Operation of anti-fraud system>
The management periodically notifies all executives and employees of the importance of ethical management related to the Code of Ethics and the Code of Conduct, and operates an anonymous reporting channel for violations of the Code of Ethics and internal accounting control regulations.

		LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 14 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)

<Periodic monitoring of Segregation of Duty Status>
Internal Control & Consolidation Accounting Team defines incompatible tasks, and periodically monitors and reports on the adequacy of segregation of duty and access rights.

		LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 14 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)
Control of Treasury	<Account Registration Management> The cash management Team Leader reviews and approves the adequacy of account registration.	LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 14 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)

Control of Treasury

<Seal, OTP management>
Physical access to seals and OTPs is restricted except for the person in charge of the supervising department, and when using a seal, it can be stamped after confirming the purpose of use and approval details of the requesting department.

		LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 14 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)

<Segregation of Duty related to payment>
Register Preliminary Payment, Electronic Payment, Internal Account Transfer, Foreign Exchange Transaction, etc., are separate from those in charge of the creator and the approver.

		LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 14 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)
	<Daily Account Balance Reconciliation> The person in charge performs the reconciliation of the bank balance for each daily account and takes necessary action in case of any discrepancies.	LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 14 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)

<Restriction on the use of corporate credit cards>
Corporate cards are managed according to standards such as usage limits for each position, and the system is set up to prohibit the expense processing and approval for improper use.

		LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 13 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)

Other Process Level Control

<Supplier Account Registration Management>
The discretionary authority of the department such as in charge of purchasing, etc., reviews and approves whether the evaluation details of the company for the new supplier meet the standards, and the cash management team leader checks the original documents required for the registration of the company and approves the account registration.

		LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 5 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)

<Sales Confirmation>
At the end of each month, the person in charge of the sales department agrees/confirms the monthly sales amount with each customer, including the sales price and quantity by model, and reports it to the leader.

		LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 11 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)
	<Report on Inventory Physical Inspection Results> The discretionary authority of the supervising department reviews and approves the results of the regular physical inspection of inventory assets.	LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 13 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: February 27, 2026 By: /s/ Kyu Dong Kim

(Signature)

Name: Kyu Dong Kim

Title: Vice President / Finance & Risk Management Division